P.E.
12/31/01

EASTGROUP
PROPERTIES

2 0 0 1



// EastGroup's business plan is simple, and it works. We develop, own and operate business distribution facilities in major Sunbelt markets for tenants who are location sensitive. This plan has resulted in a 21.1% annualized total return over the last ten years. A $10,000 investment in EastGroup ten years ago would have returned $60,000 in dividends and share appreciation. //

DAVID H. HOSTER II President and CEO

TOTAL RETURN PERFORMANCE


(Value of $10,000 Invested)
$70,000
$60,000
$50,000
$40,000
$30,000
$20,000
$10,000
EastGroup
S&P
NAREIT
1991
1993
1995
1997
1999
2001

FINANCIAL HIGHLIGHTS

		2001	2000	1999
Operations *($ in thousands, for year ended December 31)*				
Revenues	$	**105,295**	98,103	86,236
Net income available to common stockholders	$	**24,174**	26,504	32,229
Funds from operations	$	**52,871**	47,790	39,582
Property Portfolio *(at year end)*				
Real estate properties, at cost	$	**736,240**	694,655	641,048
Total assets	$	**683,782**	666,205	632,151
Total debt	$	**291,072**	270,709	243,665
Stockholders' equity	$	**370,710**	375,392	369,312
Number of industrial properties		**137**	130	106
Square feet of industrial properties		**17,579,000**	16,837,000	15,925,000
Common Share Data				
Net income available to common stockholders per diluted share	$	**1.51**	1.68	1.99
Funds from operations per diluted share	$	**2.75**	2.52	2.28
Dividends per share	$	**1.80**	1.58	1.48
Shares outstanding *(in thousands at year end)*		**15,912**	15,849	15,556
Share price, at year end	$	**23.07**	22.38	18.50

ACCOMPLISHMENTS


San Francisco
Fresno
Santa Barbara
Los Angeles
San Diego
Denver
Phoenix
Tucson
El Paso
Dallas
Tulsa
Oklahoma City

PORTFOLIO BY STATE (cost)

As of 2/28/02


27%
Florida
25%
California
21%
Texas
11%
Arizona
16%
Other



EASTGROUP PROFILE

EastGroup Properties, Inc. is a self-administered equity real estate investment trust focused on the acquisition, ownership and development of industrial properties in major Sunbelt markets throughout the United States with a special emphasis in the states of California, Florida, Texas and Arizona. Its strategy for growth is based on its property portfolio orientation toward premier business distribution facilities clustered near major transportation centers. EastGroup's portfolio currently includes 17.5 million square feet with an additional 913,000 square feet of properties under development.

The Company, which was organized in 1969, is a Maryland corporation and adopted its present name when the current management assumed control in 1983. The Company completed secondary common share underwritings in 1994 and 1997, a direct placement of shares in 1997, a perpetual preferred share underwriting in 1998 and a direct placement of convertible preferred shares funded in 1998 and 1999. Eastover Corporation was merged into EastGroup in 1994 as were LNH REIT, Inc. and Copley Properties, Inc. in 1996 and Meridian Point Realty Trust VIII in 1998.

EastGroup's common shares and Series A preferred shares are traded on the New York Stock Exchange under the symbols "EGP" and "EGP PrA," respectively.

Letter to Stockholders

EastGroup's business plan is simple, and it works. We develop, own and operate business distribution facilities for tenants who are location sensitive. During a year in which we experienced a slowing U. S. economy, terrorist attacks on our country and high profile business failures, EastGroup achieved a 9.7% increase in funds from operations per share before gains on securities, and stockholders experienced an 11.5% total return (dividends plus share appreciation). Although stockholder total return was double digit, it was below our Company's average annual returns which were 21.1% for ten years, 12.7% for five years and 16.4% for three years.

Total FFO per share on a diluted basis for the past year was $2.75 as compared to $2.52 for 2000. Before gains on land and securities, 2001 FFO per diluted share was $2.60 versus $2.37 in the previous year, a 9.7% increase. These calculations of funds from operations are in accordance with the National Association of Real Estate Investment Trusts' definition of FFO which excludes gains on depreciable real estate. We feel that adherence to this measure is important so that REIT investors can make informed judgments.

The growth in FFO before gains was primarily the result of income from our development program, lower interest rates and reduced overhead expenses. This growth was achieved in spite of slightly lower "same property" results which were caused by significantly higher vacancy levels.

During 2001, we experienced the unfortunate combination of a greater than normal maturing of leases – over 20% of the square footage in the portfolio – coinciding with a slowing national economy that brought major leasing activity almost to a halt. The result was that EastGroup's occupancy declined from 95.8% to 91.0% during the year.

Occupancy dropped to 90.0% in the first two months of 2002 which we believe will be the bottom for us. We project a slow but steady

Huntwood Associates, Hayward, California





(above) Getwell Distribution Center, Memphis, Tennessee



CURRENT PORTFOLIO

Building	Square Feet
1	84,000
2	74,000
3	57,000
4	58,000
5	51,000
6	69,000
7	91,000
8	75,000
9	155,000
10	107,000
11	129,000
total	**950,000**

UNDER CONSTRUCTION

Building	Square Feet
12	59,000
13	51,000
14	77,000
19	66,000
20	62,000
total	**315,000**

WORLD HOUSTON
INTERNATIONAL BUSINESS CENTER

improvement over the balance of 2002. For the year, leases for only 15% of our square footage are scheduled to expire with less than half of that total scheduled to roll in the first half of the year, allowing us to begin to reduce our current high level of vacancy.

Given 20-20 hindsight, the real downturn in our industrial markets began around Thanksgiving of 2000. What we initially had thought to be a holiday period slowdown turned out to be an almost total shutdown of leasing activity that lasted until the end of the first quarter of 2001. At that time, interest in smaller spaces (those less than 25,000 square feet) began to slowly pick up until the events of September 11th, which seemed to put decision making back on hold for about 60 days. In November, activity began to again recover, and, at least as compared to last year, the first six weeks of 2002 have continued the positive trend – not enough to cause excitement but at least enough to keep us optimistic with expectations for continued improvement.

DEVELOPMENT

EastGroup's development program has become the primary driver of growth in FFO as well as providing a number of other important benefits for us. We expect this contribution to continue to be significant in 2002 and well into the future.

EastGroup is an "infill" site developer. We only initiate speculative development in submarkets where we already have a successful presence. These submarkets are supply constrained due to limited land for new industrial development or have cost or zoning barriers. Our properties target tenants in the 5,000-50,000 square foot range.

Our development program provides us with state-of-the-art buildings designed to meet the specifications of tenants in the submarket in which they are located. In addition, creating our own product allows us to increase our clustering of properties in a submarket at a time when it is difficult to acquire distribution properties on an economical basis. To-date, we have developed over 15% of our total portfolio.

During 2001, we invested $31 million in new development which was short of our $40-50 million goal. This reduced investment is reflective of both the highly stringent criteria for our development projects and the slowing of the national economy.

For the year, we transferred nine properties totaling 640,000 square feet from the development pipeline to the portfolio, and the diversification of our development program from a risk standpoint is illustrated by the statistics. Geographically, the properties are located in Orlando, Tampa, Jacksonville, Houston and Phoenix. The average size of the nine developments is 71,000 square feet, and average total cost was $3.4 million or $48 per square foot.


Dividend Growth
$1.90
$1.80
$1.70
$1.60
$1.50
$1.40
$1.30
$1.20
$1.10
$1.00
$1.28
$1.34
$1.40
$1.48
$1.58
$1.80
4.7%
4.5%
5.7%
6.8%
13.9%
1996 1997 1998 1999 2000 2001
Dividend paid for the year
Percentage increase year to year

In February 2002, we began construction of the first 85,000 square feet of a 139,000 square foot, three building complex near the Fort Lauderdale Executive Airport. Over the balance of the year, we have plans to add two more buildings with 128,000 square feet at our World Houston development and to develop a 110,000 square foot, two building complex in the Tampa International Airport submarket. We also have new developments planned for Orlando, the east side of Tampa, Chandler (suburban Phoenix) and the west side of Phoenix. The decision to start each of these projects will be individually based on specific submarket conditions.

In September, we announced that EastGroup had been selected to develop a 170,000 square foot build-to-suit facility to be leased by Tower Automotive in Canton, Mississippi, just north of our headquarters in Jackson. The Tower facility, which is under construction, will support Nissan North America's major new assembly plant in Canton, and we hope to participate in additional development opportunities related to the Nissan plant which is scheduled to open in May 2003.

EastGroup has a current inventory of land that consists of 141 acres with a total cost basis of $14.1 million. We estimate that this inventory will support approximately 2.2 million square feet of industrial development.

Looking into the future, we project that EastGroup can invest approximately $50 million per year in new development and have a debt-to-total market capitalization that does not exceed 42-43%, a level below the REIT industry average. As a result, our growth through development will be funded without having to issue new equity.

Recycling of capital through asset sales and the redeployment of the proceeds in acquisitions and development has been and will continue to be an important part of our strategy. This process allows us to continually upgrade the quality, location and upside potential of our assets.

During the past year, we sold five properties in separate transactions for total proceeds of approximately $12 million, generating gains of $4.3 million. Although this level of sales was below our original expectations for 2001, the transactions resulted in our exiting four submarkets.

In 2002, we anticipate selling approximately $25-30 million in assets. As with last year, the ultimate level of dispositions will depend on three factors – the occupancy level of assets identified for sale, obtainable sales prices as dictated by market conditions, and the availability of attractive acquisition opportunities in our targeted submarkets for the reinvestment of sales proceeds.

The reduced sales activity in 2001 resulted in a correspondingly lower level of acquisitions. During the year, we purchased three multi-tenant warehouses with 300,000 square feet in separate transactions for



1



2



3



4

1. Walden Distribution Center is the second phase of a two building complex in east Tampa. **2. & 4.** Wiegman Associates Hayward, California. **3.** Beach Commerce Center Jacksonville, Florida.

EASTGROUP INDUSTRIAL PROPERTIES

Property	Location	Size		Percentage Leased 2/28/2002	Year Acquired	Cost Before Depreciation 12/31/2001
Deerwood Distribution Center	Jacksonville, FL	126,000 SF		93%	1989/93	$ 4,105,000
Phillips Distribution Center (3)	Jacksonville, FL	161,000 SF		66%	1994/95	6,301,000
Lake Pointe Business Park (9)	Jacksonville, FL	376,000 SF		96%	1994	12,421,000
Ellis Distribution Center (2)	Jacksonville, FL	337,000 SF		100%	1997	8,479,000
Westside Distribution Center (4)	Jacksonville, FL	537,000 SF		81%	1997	15,271,000
Beach Commerce Center	Jacksonville, FL	46,000 SF	1,583,000	100%	2001	2,467,000
Chancellor Center	Orlando, FL	51,000 SF		100%	1998	2,018,000
Exchange Distribution Center	Orlando, FL	139,000 SF		100%	1994	3,871,000
Sunbelt Distribution Center I, II & III (6)	Orlando, FL	300,000 SF		99%	1989/99	10,105,000
John Young Commerce Center I & II (2)	Orlando, FL	98,000 SF		100%	1999/00	6,985,000
Altamonte Commerce Center (6)	Orlando, FL	123,000 SF		100%	1999	4,475,000
Sunport Center I & II (2)	Orlando, FL	116,000 SF	827,000	96%	2001	7,192,000
56th Street Commerce Park (7)	Tampa, FL	181,000 SF		92%	1993/97	5,919,000
JetPort Commerce Park (11)	Tampa, FL	285,000 SF		98%	93/94/95/99	9,991,000
Westport Commerce Center (3)	Tampa, FL	140,000 SF		92%	1994	6,318,000
Benjamin Distribution Center I, II & III (3)	Tampa, FL	123,000 SF		100%	1998/99	6,818,000
Palm River Center I & II (2)	Tampa, FL	144,000 SF		92%	1998	6,252,000
Palm River North I, II & III (3)	Tampa, FL	212,000 SF		84%	2000/01	10,934,000
Walden Distribution Center II	Tampa, FL	122,000 SF		100%	1999	4,498,000
Premier Distribution Center	Tampa, FL	222,000 SF		100%	1999	7,368,000
Airport Commerce Center (2)	Tampa, FL	108,000 SF		100%	1999	5,752,000
Westlake Distribution Center I & II (2)	Tampa, FL	140,000 SF	1,677,000	100%	2000/01	8,626,000
Linpro Commerce Center (3)	Fort Lauderdale, FL	99,000 SF		90%	1996	3,329,000
Cypress Creek Business Park (2)	Fort Lauderdale, FL	56,000 SF		100%	1997	3,033,000
Lockhart Distribution Center (3)	Fort Lauderdale, FL	118,000 SF		93%	1997	4,261,000
Interstate Commerce Center	Fort Lauderdale, FL	85,000 SF		100%	1998	3,451,000
Sample 95 Business Park (5)	Pompano Beach, FL	227,000 SF		100%	1996/00	12,080,000
Blue Heron Distribution Center (2)	West Palm Beach, FL	110,000 SF	695,000	100%	1999	5,369,000
		4,782,000 SF	4,782,000			187,689,000
Wiegman Associates (4)	Hayward, CA	262,000 SF		100%	1996	11,812,000
Huntwood Associates (7)	Hayward, CA	514,000 SF		100%	1996	19,336,000
San Clemente Distribution Center	Hayward, CA	81,000 SF		100%	1997	2,897,000
Yosemite Distribution Center (2)	Milpitas, CA	102,000 SF	959,000	100%	1999	7,432,000
Kingsview Industrial Center	Carson, CA	83,000 SF		100%	1996	3,216,000
Dominguez Distribution Center	Carson, CA	262,000 SF		100%	1996	10,887,000
Main Street Distribution Center	Carson, CA	106,000 SF		100%	2000	5,847,000
Walnut Business Center (2)	Fullerton, CA	234,000 SF		100%	1996	8,328,000
Washington Distribution Center	Santa Fe Springs, CA	141,000 SF		100%	1997	6,713,000
Ethan Allen Distribution Center	Chino, CA	300,000 SF		100%	1998	12,814,000
Industry Distribution Center	City of Industry, CA	572,000 SF		100%	1998	22,968,000
Chestnut Business Center	City of Industry, CA	75,000 SF	1,773,000	100%	2000	5,169,000
University Business Center (4)*	Santa Barbara, CA	230,000 SF	230,000	100%	1996	28,758,000
Shaw Commerce Center (5)	Fresno, CA	398,000 SF	398,000	84%	1998	14,581,000
Eastlake Distribution Center	San Diego, CA	191,000 SF	191,000	30%	1997	10,122,000
		3,551,000 SF	3,551,000			170,880,000
Interstate Warehouses (3)	Dallas, TX	325,000 SF		100%	1988/00	10,572,000
Venture Warehouses (2)	Dallas, TX	209,000 SF		100%	1988	6,130,000
Stemmons Circle (3)	Dallas, TX	99,000 SF		92%	1998	2,513,000
Ambassador Row Warehouses (3)	Dallas, TX	317,000 SF		75%	1998	6,906,000
Viscount Row Distribution Center	Dallas, TX	104,000 SF		0%	1998	2,232,000
Stemmons North	Dallas, TX	123,000 SF	1,177,000	100%	2001	3,930,000

Property	Location	Size		Percentage Leased 2/28/2002	Year Acquired	Cost Before Depreciation 12/31/2001
Northwest Point Business Park (4)	Houston, TX	232,000 SF		92%	1994	$ 7,696,000
Lockwood Distribution Center (3)	Houston, TX	392,000 SF		100%	1997	6,447,000
West Loop I & II Distribution (2)	Houston, TX	160,000 SF		78%	1997/00	5,841,000
World Houston International Business Ctr. (11)	Houston, TX	950,000 SF		99%	1998/99/01	42,661,000
America Plaza	Houston, TX	121,000 SF		80%	1998	5,322,000
Central Green Distribution Center	Houston, TX	84,000 SF		100%	1999	4,609,000
Glenmont Business Park I & II (2)	Houston, TX	212,000 SF	2,151,000	100%	2000/01	8,044,000
Butterfield Trail (9)	El Paso, TX	750,000 SF		93%	1997/00	24,009,000
Rojas Commerce Park (3)	El Paso, TX	172,000 SF	922,000	94%	1999	5,432,000
		4,250,000 SF	4,250,000			142,344,000
Broadway Industrial Park I-IV (4)	Tempe, AZ	236,000 SF		83%	1996/99/00	10,165,000
Kyrene Distribution Center	Tempe, AZ	70,000 SF		50%	1999	2,941,000
Metro Business Park (5)	Phoenix, AZ	189,000 SF		79%	1996	10,364,000
35th Avenue (2)	Phoenix, AZ	124,000 SF		87%	1997	2,870,000
Estrella Distribution Center	Phoenix, AZ	174,000 SF		100%	1998	5,420,000
51st Avenue Distribution Center	Phoenix, AZ	79,000 SF		100%	1998	2,424,000
East University I & II (2)	Phoenix, AZ	145,000 SF		83%	1998	5,692,000
55th Avenue Distribution Center	Phoenix, AZ	131,000 SF		73%	1998	4,715,000
7th Street Distribution Center	Phoenix, AZ	39,000 SF		52%	1998	1,944,000
Interstate Commons Dist Ctr I & II (3)	Phoenix, AZ	195,000 SF		71%	1999/01	7,376,000
Southpark Distribution Center	Chandler, AZ	70,000 SF	1,452,000	100%	2001	3,724,000
Chamberlain Distribution Center	Tucson, AZ	120,000 SF		100%	1997	4,083,000
Airport Distribution Center	Tucson, AZ	162,000 SF		100%	1998	5,783,000
Southpointe Distribution Center	Tucson, AZ	206,000 SF	488,000	100%	1999	5,734,000
		1,940,000 SF	1,940,000			73,235,000
Senator Street Distribution I & II (4)	Memphis, TN	185,000 SF		74%	1997/98	5,276,000
Air Park Distribution Center I & II (2)	Memphis, TN	109,000 SF		15%	1998	2,667,000
Lamar Distribution Center I & II (2)	Memphis, TN	276,000 SF		78%	1998	6,964,000
Delp Distribution Center I, II & III (3)	Memphis, TN	274,000 SF		100%	1998	5,618,000
Penney Distribution Center	Memphis, TN	106,000 SF		100%	1998	2,433,000
Getwell Distribution Center	Memphis, TN	26,000 SF		100%	1998	863,000
Southeast Crossing (3)	Memphis, TN	348,000 SF		71%	1999	12,555,000
		1,324,000 SF	1,324,000			36,376,000
Elmwood Business Park (5)	New Orleans, LA	262,000 SF		61%	1997	9,938,000
Riverbend Business Park (3)	New Orleans, LA	591,000 SF		89%	1997	20,880,000
		853,000 SF	853,000			30,818,000
Rampart Distribution Center I, II & III (4)	Denver, CO	274,000 SF	274,000	100%	1989/98/00	14,759,000
Northpointe Commerce Center	Oklahoma City, OK	58,000 SF	58,000	92%	1998	3,891,000
Braniff Park West (2)	Tulsa, OK	259,000 SF	259,000	59%	1996	6,498,000
		317,000 SF	317,000			10,389,000
Interchange Business Park (3)	Jackson, MS	127,000 SF	127,000	92%	1997	5,808,000
Auburn Facility	Auburn Hills, MI	114,000 SF	114,000	100%	1998	[illegible]
[illegible]		[illegible]				[illegible]

[illegible] EGP owns 80% of this pr[illegible] represents number of buildings.



Sunport Commerce Center / Orlando

Building	Square Feet	Status
1 sunport I	56,000	91% leased
2 sunport II	60,000	100% leased
3 sunport III	66,000	completed / lease-up
total	**182,000**	



Sunport I



Sunport II

a total of $13.2 million. Each of these acquisitions increased existing clusters of assets in Dallas, Houston, and the Chandler submarket of Phoenix. Southpark, a newly built facility in Chandler, was vacant when we acquired it last September and is now 100% leased as a result of our market repositioning of the building.

The availability of attractive new investment opportunities appears to be increasing from last year, but, as in the past, our level of acquisitions should track our sales totals for 2002 with an additional purchase or two.

In January 2002, we completed a new three-year, $175 million unsecured revolving credit facility with ten banks which was led by PNC Bank. The interest rate on the facility is based on the Eurodollar rate and varies according to debt-to-total asset value ratios. The current level is 1.15% over the Eurodollar rate giving us a rate of 3.02% at the end of February for monthly maturities.

We are pleased with the quality and depth of this new bank group. In addition, both the facility's interest spreads and fees were reduced while the size of the line was increased to provide greater flexibility.

We primarily use our bank line to fund our development program. As market conditions permit, we employ fixed rate, nonrecourse first mortgage debt to replace the short-term bank borrowings. We deal directly with a number of major insurance company lenders which keeps loan costs down and also expedites the transaction process.

In the second quarter of 2001, we closed a $45 million, nonrecourse mortgage loan secured by eight properties in Texas and used the proceeds to repay bank debt. The new note has a 7.25% interest rate, a 25-year amortization and a 10-year maturity.

During 2002, EastGroup plans to obtain $40-50 million of additional fixed rate debt and use the proceeds to reduce bank line balances. Based on current interest rates, this will be detrimental to earnings in the short run but will enhance balance sheet stability and flexibility over the longer term.

The goals for our balance sheet continue to be debt-to-total market capitalization of approximately 40% or less, floating rate debt in the 10-12% range as a percentage of total market capitalization, and interest and fixed rate coverages of at least 3.0 and 2.5 times, respectively. EastGroup does not have any off balance sheet financing.

The result of this activity is that our Company's balance sheet remains strong and flexible. At December 31, our debt as a percentage of total market capitalization was 37.7%, and, for the year, our interest and fixed rate coverages were 4.2 and 3.5 times, respectively. As compared to 2000, our debt percentage was about the same, and both our coverage ratios were slightly improved.

Looking forward, the strength of our financial structure provides us with significant flexibility to fund our development program, to take advantage of investment opportunities as they become available, and to cushion the impacts of a recessionary economy.

REIT INVESTMENTS

We continue to be an investor in other real estate investment trusts that we see as potential candidates for a combination with EastGroup. During 2001, we received three liquidating dividends from Pacific Gulf Properties which created gains of $2.6 million. We also generated gains of $400,000 from the sale of other REIT shares.

At the end of the year, EastGroup continued to own 487,000 shares of Pacific Gulf with a carrying amount of $487,000 which represents the estimated amount of remaining distributions. We also had an investment of $6 million in REIT shares other than Pacific Gulf.

The securities gains in 2001 are being offset for tax purposes by capital loss carryforwards from our 1998 merger with Meridian Point Realty Trust VIII. As a result, both the capital invested and the gains are retained for reinvestment.


Average Total Return Performance
25%
20%
15%
10%
5%
0%
11.5%
16.4%
12.7%
21.1%
1 year
3 years
5 years
10 years

DIVIDENDS

In December, EastGroup paid its 88th consecutive quarterly common stock dividend to stockholders. The total 2001 dividends of $1.80 per share represented a 13.9% increase over the dividends per share paid in 2000, and 2001 was our ninth consecutive year of dividend growth. During this period, our dividends have increased an average of 6.7% per year, while we have reduced our payout ratio of funds from operations from over 80% to 67%.

[illegible]

We thank John Palmer for his many years of service as a Director. John resigned his position last fall to become the United States Ambassador to Portugal. His business wisdom and sage advice will be missed.

[illegible]

To sum it up, our strategy is working. We are generating growth in funds from operations and creating total return value for our stockholders.

We have a proven and experienced management team, a strong and flexible balance sheet and a growing portfolio of well located, quality assets. We are optimistic about 2002 and beyond.

David H. Hoster II
President and CEO

March 1, 2002



above: Americas 10 Business Center I, currently in lease-up, is the first of a three building complex in east El Paso.



Techway Southwest I, Houston, Texas



Delp Distribution Center, Memphis, Tennessee

Financials

CRITICAL ACCOUNTING POLICIES

The Company's management considers the following accounting policies to be critical to the reported operations of the Company.

Real Estate Properties

During the industrial development stage, costs associated with development (i.e., land, construction costs, interest expense during construction, property taxes and indirect costs associated with development) are aggregated into the total capitalization of the property. Indirect costs allocated to development projects are based on management's estimates and assumptions.

The Company reviews its real estate investments to be held and used for impairment of value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any real estate investment is considered permanently impaired, a loss is recorded to reduce the carrying value of the property to its estimated fair value. Real estate assets to be sold are reported at the lower of the carrying amount or fair value less selling costs. The evaluation of real estate investments involves many subjective assumptions dependent upon future economic events that affect the ultimate value of the property. Currently, the Company's management is not aware of any impairment issues nor has it experienced any significant impairment issues in recent years.

Valuation of Receivables

The Company is subject to tenant defaults and bankruptcies that could affect the collection of outstanding receivables. In order to mitigate these risks, the Company performs credit review and analysis on prospective tenants before significant leases are executed. The Company evaluates outstanding receivables and estimates the allowance for uncollectible accounts. Management specifically analyzes historical bad debts, aged receivables, customer credit-worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts.

Tax Status

EastGroup, a Maryland corporation, has qualified as a real estate investment trust (REIT) under Sections 856-860 of the Internal Revenue Code and intends to continue to qualify as such. To maintain its status as a REIT, the Company is required to distribute 90% of its ordinary taxable income to its stockholders. The Company has the option of (i) paying out capital gains to the stockholders with no tax to the Company or (ii) treating the capital gains as having been distributed to the stockholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the stockholders. The Company distributed all of its 2001, 2000 and 1999 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary.

FINANCIAL CONDITION

Assets of EastGroup were $683,782,000 at December 31, 2001, an increase of $17,577,000 from December 31, 2000. Liabilities (excluding minority interests) increased $22,217,000 to $311,333,000 and stockholders' equity decreased $4,682,000 to $370,710,000 during the same period. Book value per common share decreased from $16.55 at December 31, 2000 to $16.19 at December 31, 2001. The following paragraphs explain these changes in greater detail.

Industrial properties increased $58,900,000 during the year ended December 31, 2001 as compared to 2000. This increase was primarily due to the acquisition of three properties and the remaining 20% minority interest in Wiegman Associates for a total of $13,804,000, as detailed below; the transfer of eight properties from development with total costs of $28,775,000; the transfer of two properties from the category "held for sale" with total costs of $13,519,000 and capital improvements of $8,233,000. These increases were offset by the transfer of four properties and one parcel of land to the category "held for sale" with costs of $5,431,000.

Industrial Properties

Industrial Properties Acquired in 2001	*Location*	*Size (Square feet)*	*Date Acquired*	*Cost (In thousands)*
World Houston 10	Houston, Texas	107,000	01-04-01	$ 5,712
North Stemmons	Dallas, Texas	123,000	03-15-01	3,883
Wiegman Associates *(20% Interest)*	Hayward, California	262,000	05-30-01	553
Southpark	Chandler, Arizona	70,000	09-27-01	3,656
Total Industrial Acquisitions				$13,804

Development increased $311,000 during the year ended December 31, 2001 compared to 2000. This increase resulted from year-to-date development costs of $29,086,000 on existing and completed development properties, offset by development properties transferred to industrial properties with costs of $28,775,000, as detailed below.

Total cash outflows for development for 2001 were $32,340,000. In addition to the costs incurred for the 12 months ended December 31, 2001 as detailed in the table below, development costs included $1,649,000 for improvements on properties transferred to the portfolio in the 12-month period following transfer and first generation tenant leasing commission costs of $1,605,000. These costs are reported in *Industrial* and *Other Assets* on the balance sheet, respectively.

Development

	Size at Completion	Costs Incurred		Estimated Total Costs (1)
		For the 12 Months Ended 12/31/01	Cumulative as of 12/31/01	
	(Square feet)		(In thousands)	
LEASE UP				
Kyrene II				
Tempe, Arizona	60,000	$ 1,240	3,049	3,710
Walden Distribution Center I				
Tampa, Florida	90,000	2,761	3,540	4,240
Techway Southwest I				
Houston, Texas	126,000	2,322	4,210	5,040
Sunport Center III				
Orlando, Florida	66,000	3,225	3,225	4,000
Total Lease-up	342,000	9,548	14,024	16,990
UNDER CONSTRUCTION				
World Houston XIV				
Houston, Texas	77,000	2,333	2,333	3,575
Americas 10 Business Center I				
El Paso, Texas	97,000	2,287	2,287	3,320
World Houston XIII				
Houston, Texas	51,000	1,299	1,299	2,795
World Houston XII				
Houston, Texas	59,000	532	532	2,932
Metro Airport Commerce Center I				
Jackson, Mississippi	32,000	326	326	1,700
Tower Automotive				
Jackson, Mississippi	170,000	384	384	9,300
Total Under Construction	486,000	7,161	7,161	23,622
PROSPECTIVE DEVELOPMENT (PRINCIPALLY LAND)				
Phoenix, Arizona	103,000	1,017	1,254	6,000
Tucson, Arizona	70,000	27	326	3,500
Tampa, Florida	230,000	436	2,271	9,200
Orlando, Florida	249,000	1,099	2,824	14,900
Fort Lauderdale, Florida	140,000	2,374	2,374	9,325
El Paso, Texas	251,000	1,923	1,923	7,580
Houston, Texas	1,057,000	(548)	5,044	50,153
Jackson, Mississippi	29,000	303	303	1,500
Total Prospective Development	2,129,000	6,631	16,319	102,158
	2,957,000	$23,340	37,504	142,770

	Size at Completion	Costs Incurred For the 12 Months Ended 12/31/01	Costs Incurred Cumulative as of 12/31/01
	(Square feet)	(In thousands)	
COMPLETED AND TRANSFERRED TO INDUSTRIAL PROPERTIES DURING 2001			
Interstate Commons II			
Phoenix, Arizona	59,000	$ 559	2,768
Palm River North I & III			
Tampa, Florida	116,000	765	5,693
Westlake II			
Tampa, Florida	70,000	153	3,495
Beach Commerce Center			
Jacksonville, Florida	46,000	345	2,374
Sunport Center II			
Orlando, Florida	60,000	3,106	3,868
World Houston XI			
Houston, Texas	129,000	681	4,402
Glenmont II			
Houston, Texas	104,000	233	3,149
Sunport Center I			
Orlando, Florida	56,000	(96)	3,026
Total Transferred to Industrial	640,000	$ 5,746	28,775

(1) The information provided above includes forward-looking data based on current construction schedules, the status of lease negotiations with potential tenants and other relevant factors currently available to the Company. There can be no assurance that any of these factors will not change or that any change will not affect the accuracy of such forward-looking data. Among the factors that could affect the accuracy of the forward-looking statements are weather or other natural occurrence, default or other failure of performance by contractors, increases in the price of construction materials or the unavailability of such materials, failure to obtain necessary permits or approvals from government entities, changes in local and/or national economic conditions, increased competition for tenants or other occurrences that could depress rental rates, and other factors not within the control of the Company.

Other real estate properties increased by $7,069,000 as a result of the transfer of an office building from the category "held for sale."

Real estate held for sale decreased $24,695,000 primarily due to the transfer of three properties from held for sale to real estate properties with total costs of $20,588,000 and the sale of five properties with total costs of $9,576,000. (Several of the properties classified as held for sale were transferred back to the portfolio as a result of a change in plans by the Company due to market conditions.) These decreases were offset by the transfer of four properties and one parcel of land from the portfolio to real estate held for sale with total costs of $5,431,000.

Accumulated depreciation on real estate properties and real estate held for sale increased $22,081,000 primarily due to depreciation expense of $24,439,000 on real estate properties, offset by the sale of five properties with total accumulated depreciation of $2,352,000.

Mortgage loans receivable decreased $3,676,000 during 2001 as a result of repayments of $4,740,000 that included the payoff of the World Houston 10 loan, offset by advances of $1,064,000.

Investment in real estate investment trusts (REITs) decreased $1,616,000 during 2001 as a result of the sale and liquidation of REIT shares with a carrying value of $7,444,000 offset by the purchase of other REIT shares for $5,258,000 and unrealized gains of $570,000.

Other assets increased $4,459,000 during 2001 primarily as a result of net increases in receivables, unamortized leasing commissions and loan costs, and other prepaid assets. These increases were primarily offset by a net decrease in cash escrows for Section 1031 tax deferred exchange transactions.

Mortgage notes payable increased $36,305,000 primarily as a result of the Company's $45,000,000 nonrecourse mortgage loan obtained in April. This note has an interest rate of 7.25%, a 25-year amortization and a 10-year maturity and is secured by eight properties in Dallas, Houston and El Paso. The proceeds of this note were used to pay down existing bank debt. This increase was offset by the payoff of the Northwest Point mortgage loan of $3,829,000 in March, regularly scheduled principal payments of $4,488,000 and the assumption of bonds payable of $378,000 by the buyer of Nobel Business Center.

Notes payable to banks decreased $15,942,000. Bank debt was paid down with funds obtained from the Company's $45,000,000 nonrecourse mortgage loan as discussed above. The Company's credit facilities are described in greater detail under Liquidity and Capital Resources.

Other liabilities increased $2,845,000 during 2001. As part of the final accounting of an external escrow account established for the redemption of shares in the Company's 1998 acquisition of Meridian Point Realty Trust VIII, the Company received the residual cash escrow of $2,701,000 from the external agent and recorded a liability for the remaining unexchanged shares.

Accumulated other comprehensive income decreased $1,911,000 as a result of unrealized holding gains of $1,056,000 recorded in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," offset by realized gains of $2,967,000 on REIT shares.

Undistributed earnings decreased from $28,185,000 at December 31, 2000 to $23,753,000 at December 31, 2001 as a result of dividends on common and preferred stock of $38,614,000 exceeding net income for financial reporting purposes of $34,182,000.

RESULTS OF OPERATIONS

2001 Compared to 2000

Net income available to common stockholders for 2001 was $24,174,000 ($1.54 per basic share and $1.51 per diluted share) compared to net income available to common stockholders in 2000 of $26,504,000 ($1.70 per basic share and $1.68 per diluted share). Income before gain on real estate investments was $29,871,000 in 2001 compared to $27,741,000 in 2000. Gain on real estate investments was $4,311,000 in 2001 compared to $8,771,000 in 2000. The paragraphs that follow describe the results of operations in greater detail.

Property net operating income (PNOI) from real estate properties, defined as income from real estate operations less property operating expenses (before interest expense and depreciation), increased by $3,376,000 or 4.7% for 2001 compared to 2000. PNOI by property type and percentage leased for industrial were as follows:

Property Net Operating Income

	PNOI Years Ended December 31,		*Percent Leased*	
	2001	*2000*	***12-31-01***	*12-31-00*
	(In thousands)			
Industrial	**$ 73,887**	69,121	**91.6%**	96.4%
Other	**1,036**	2,426		
Total PNOI	**$ 74,923**	71,547		

PNOI from industrial properties increased $4,766,000 (6.9%) for 2001 compared to 2000 primarily due to acquisitions, rental rate increases and development properties that achieved stabilized operations in 2000 and 2001. Industrial properties held throughout 2001 and 2000 showed a decrease in PNOI of 1.6% for 2001. The Company experienced greater vacancies during 2001 primarily due to a slowing of the economy and higher than average lease terminations.

PNOI from other properties decreased $1,390,000 (57.3%) for 2001 compared to 2000. These decreases were primarily the result of the sale of the La Vista Crossing Apartments in December 2000.

Mortgage loan interest income decreased $358,000 for 2001 compared to 2000 primarily due to the payoff of the World Houston 10 loan in early January.

Other interest income increased $424,000 for 2001 compared to 2000. This increase was primarily the result of interest received from the final accounting of an escrow account established for the redemption of shares in the Company's 1998 acquisition of Meridian Point Realty Trust VIII.

Gain on the sale and liquidation of REIT securities was $2,967,000 for 2001 compared to $2,154,000 for 2000. This increase was due to liquidating distributions from Pacific Gulf Properties (PAG) and gains on sale of other REIT shares in 2001 exceeding liquidating distributions from PAG and Franklin in 2000.

Bank interest expense (excluding amortization of loan costs of $264,000 for both 2001 and 2000) decreased $3,643,000 from $8,393,000 in 2000 to $4,750,000 in 2001. Average bank borrowings were $82,898,000 in 2001 compared to $107,221,000 in 2000 with average interest rates of 5.72% in 2001 compared to 7.83% in 2000. Bank interest rates at December 31, 2001 were 3.1875% on $74,000,000, 3.00% on $11,500,000 and 4.00% on $558,000. Bank interest rates at December 31, 2000 were 8.00% on $92,000,000 and 8.75% on $10,000,000. Interest costs incurred during the period of construction of real estate properties are capitalized and offset against the bank interest expense. The interest costs capitalized on real estate properties for 2001 were $2,329,000 compared to $2,060,000 for 2000. See Note 6 in the Notes to the Consolidated Financial Statements for disclosure relating to the Company's notes payable to banks.

Mortgage interest expense on real estate properties (excluding amortization of loan costs of $188,000 for 2001 and $169,000 for 2000) increased $3,146,000 from $11,804,000 in 2000 to $14,950,000 in 2001. These increases were primarily the result of the issuance of two mortgage loans in 2000 and one mortgage loan in 2001, offset by the payoff of several smaller loans in 2000 and 2001. See Note 7 in the Notes to the Consolidated Financial Statements for disclosure relating to the Company's mortgage notes payable.

Depreciation and amortization increased $3,592,000 in 2001 compared to 2000. This increase was primarily due to the industrial properties acquired and development properties that achieved stabilized operations in both 2000 and 2001 and to the write-off of leasing commissions for lease buyouts. These increases were offset by the sale of several properties in 2000 and 2001 and the transfer of several properties to real estate held for sale (depreciation is not taken on those properties in the category "real estate held for sale"). Three properties were reclassified from the category "held for sale" back to the portfolio in 2001. Upon reclassification, depreciation was adjusted to reflect the carrying amount of these properties as if they had never been classified as "held for sale."

The decrease in general and administrative expenses of $1,034,000 for the year ended December 31, 2001 compared to 2000 is due to several items. Incentive restricted stock expense was lower in 2001 by $410,000 due to a one-time charge in 2000. Also, taxes were $574,000 lower primarily due to reversal of accrued taxes for Tennessee franchise taxes. The tax was repealed by the State of Tennessee.

In 2001, the Company recognized gains of $4,311,000 primarily from the sale of five properties. In 2000, the Company recognized gains of $8,771,000 consisting of the sale of two properties and one parcel of land and the recognition of a deferred gain. See Note 2 in the Notes to the Consolidated Financial Statements for details of these gains.

NAREIT has recommended supplemental disclosures concerning capital expenditures and leasing costs. Capital expenditures for the years ended December 31, 2001 and 2000 by category are as follows:

Capital Expenditures

	2001	*2000*
	(In thousands)	
Upgrade on Acquisitions	**$ 270**	2,754
Major Renovation	**63**	41
Tenant Improvements:		
New Tenants	**3,416**	3,054
New Tenants *(first generation)**	**371**	1,480
Renewal Tenants	**581**	901
Other	**1,921**	2,381
Total capital expenditures	**$ 6,622**	10,611

** First generation refers to space that has never been occupied.*

The Company's leasing costs are capitalized and included in other assets. The costs are amortized over the terms of the leases and are included in depreciation and amortization expense. A summary of these costs for the years ended December 31, 2001 and 2000 is as follows:

Capitalized Leasing Costs

	2001	*2000*
	(In thousands)	
Capitalized leasing costs:		
First Generation–Development	**$ 1,605**	1,743
New Tenants	**1,127**	1,091
Renewal Tenants	**1,042**	949
First Generation–Other	**(14)**	145
Total capitalized leasing costs	**$ 3,760**	3,928
Amortization of leasing costs	**$ 2,541**	2,034

2000 Compared to 1999

Net income available to common stockholders for 2000 was $26,504,000 ($1.70 per basic share and $1.68 per diluted share) compared to net income available to common stockholders in 1999 of $32,229,000 ($2.01 per basic share and $1.99 per diluted share). Income before gain on real estate investments was $27,741,000 in 2000 compared to $23,416,000 in 1999. Gain on real estate investments was $8,771,000 in 2000 compared to $15,357,000 in 1999. Income before cumulative effect of change in accounting principle was $36,512,000 in 2000 compared to $38,773,000 in 1999. Cumulative effect of change in accounting principle was zero in 2000 and $418,000 in 1999. The paragraphs that follow describe the results of operations in greater detail.

PNOI from real estate properties increased by $8,168,000 or 12.9% for 2000 compared to 1999. PNOI by property type and percentage leased for industrial were as follows:

Property Net Operating Income

	PNOI Years Ended December 31,		Percent Leased	
	2000	1999	12-31-00	12-31-99
	(In thousands)			
Industrial	$ 69,121	59,954	96.4%	97.0%
Other	2,426	3,425		
Total PNOI	$ 71,547	63,379		

PNOI from industrial properties increased $9,167,000 for 2000 compared to 1999 primarily due to acquisitions, rental rate increases and development properties that achieved stabilized operations in 1999 and 2000. Industrial properties held throughout 2000 and 1999 showed an increase in PNOI of 3.2% for 2000.

Gain on securities increased $2,124,000 for 2000 compared to 1999.

Bank interest expense (excluding amortization of loan costs of $264,000 for 2000 and $251,000 for 1999) increased $1,550,000 from $6,843,000 in 1999 to $8,393,000 in 2000. Average bank borrowings were $107,221,000 in 2000 compared to $104,335,000 in 1999 with average interest rates of 7.83% in 2000 compared to 6.56% in 1999. Bank interest rates at December 31, 2000 were 8.00% on $92,000,000 and 8.75% on $10,000,000. Bank interest rates at December 31, 1999 were 7.50% on $77,000,000, 7.44% on $8,000,000 and 7.75% on $10,000,000. Interest costs incurred during the period of construction of real estate properties are capitalized and offset against the bank interest expense. The interest costs capitalized on real estate properties for 2000 were $2,060,000 compared to $1,834,000 for 1999. See Note 6 in the Notes to the Consolidated Financial Statements for disclosure relating to the Company's notes payable to banks.

Mortgage interest expense on real estate properties (excluding amortization of loan costs of $169,000 for 2000 and $152,000 for 1999) decreased $472,000 from $12,276,000 in 1999 to $11,804,000 in 2000, primarily as a result of the payoffs of five mortgages in 1999 and two in 2000, offset by increases due to the issuance of one mortgage and assumption of one mortgage in 1999 and to the issuances of two mortgages in 2000. See Note 7 in the Notes to the Consolidated Financial Statements for details of these transactions.

Depreciation and amortization increased $3,210,000 in 2000 compared to 1999. This increase was primarily due to the industrial properties acquired in both 1999 and 2000 and development properties that achieved stabilized operations in 1999 and 2000, offset by the sale of several properties in 1999 and 2000, and the transfer of several properties to real estate held for sale (depreciation is not taken on those properties in the category "real estate held for sale").

The increase in general and administrative expenses of $1,088,000 for the year ended December 31, 2000 compared to 1999 is primarily due to compensation expense of $782,000 in 2000 for the Company's incentive restricted stock program established in 2000. See Note 8 in the Notes to the Consolidated Financial Statements for disclosure as to this plan. Also, the Company increased its franchise tax accrual largely in anticipation of Tennessee franchise tax liabilities. This accrual was reversed in 2001 after the tax was repealed by the State of Tennessee.

In 2000, the Company recognized gains of $8,771,000 consisting of the sale of two properties and one parcel of land and the recognition of a deferred gain. In 1999, the Company recognized gains of $15,357,000 consisting primarily of the sale of three properties, two parcels of land and a land purchase leaseback, a write-down of one property, and the recognition of other deferred gains. See Note 2 in the Notes to the Consolidated Financial Statements for details of these gains.

NAREIT has recommended supplemental disclosures concerning capital expenditures and leasing costs. Capital expenditures for the years ended December 31, 2000 and 1999 by category are as follows:

Capital Expenditures

	2000	1999
	(In thousands)	
Upgrade on Acquisitions	$ 2,754	3,060
Major Renovation	41	49
Tenant Improvements:		
New Tenants	3,054	3,076
New Tenants *(first generation)*	1,480	204
Renewal Tenants	901	493
Other	2,381	2,515
Total capital expenditures	$ 10,611	9,397

The Company's leasing costs are capitalized and included in other assets. The costs are amortized over the terms of the leases and are included in depreciation and amortization expense. A summary of these costs for the years ended December 31, 2000 and 1999 is as follows:

Capitalized Leasing Costs

	2000	1999
	(In thousands)	
Capitalized leasing costs:		
First Generation–Development	$ 1,743	1,137
New Tenants	1,091	1,041
Renewal Tenants	949	1,012
First Generation–Other	145	80
Total capitalized leasing costs	$ 3,928	3,270
Amortization of leasing costs	$ 2,034	1,538

NEW ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for by using the purchase method of accounting and addresses accounting for purchased goodwill and other intangibles. SFAS No. 142 addresses financial accounting and reporting for the impairment of goodwill and other intangibles and is effective for fiscal years beginning after December 15, 2001. The Company had no business combinations since June 30, 2001. At December 31, 2001, the Company had unamortized goodwill of $990,000 resulting from the acquisition of Ensign Properties in 1998. The Company periodically reviews the recoverability of goodwill for possible impairment and will continue to do so under the new statement. In management's opinion, no material impairment of goodwill existed at December 31, 2001. The Company's current annual amortization of goodwill is $61,000. Upon adoption of SFAS No. 142 in January 2002, amortization of goodwill will cease.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company has evaluated the effect of adopting this statement and believes the effect of adoption would have no impact to its financial position or results of operation.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for fiscal years beginning after December 15, 2001. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company's adoption of this statement in January 2002 is expected to have little or no effect on the Company's overall financial statements. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions."

LIQUIDITY AND CAPITAL RESOURCES

Net cash provided by operating activities was $50,748,000 for the year ended December 31, 2001. Other sources of cash were primarily from bank borrowings, proceeds from mortgage notes payable, sales of real estate investments, sales and liquidation of real estate investment trust shares and collections on mortgage loans receivable. The Company distributed $28,271,000 in common and $10,008,000 in preferred stock dividends. Other primary uses of cash were for bank debt payments, construction and development of properties, purchases of real estate investments, mortgage note payments, capital improvements at the various properties, purchase of REIT shares, and advances on mortgage loans receivable. Total debt at December 31, 2001 and 2000 was as follows:

	December 31,	
	2001	*2000*
	(In thousands)	
Mortgage notes payable–fixed rate	**$ 205,014**	168,709
Bank notes payable–floating rate	**86,058**	102,000
Total debt	**$ 291,072**	270,709

The Company had a three-year $150,000,000 unsecured revolving credit facility with a group of ten banks that matured in January 2002 and was refinanced as specified below. The interest rate was based on the Eurodollar rate plus 1.25% and was 3.1875% on $74,000,000 at December 31, 2001 and 8.00% on $92,000,000 at December 31, 2000. An unused facility fee of .25% was also assessed on this loan.

The Company had a one-year $10,000,000 unsecured revolving credit facility with Chase Bank of Texas that matured in January 2002 and was refinanced as specified below. The interest rate was based on Chase Bank of Texas, National Association's prime rate less .75% and was 4.00% on $558,000 at December 31, 2001 and 8.75% on $10,000,000 at December 31, 2000.

The Company had a $15,000,000 unsecured discretionary line of credit with Chase Bank of Texas. The interest rate for the line was negotiated at the time of any advances. At December 31, 2001, the rate for this loan was 3.00% on a balance of $11,500,000, payable on demand. At December 31, 2000, the outstanding balance for this loan was zero.

The foregoing three credit facilities matured and were repaid in January 2002. In January 2002, the Company closed a new three-year, $175,000,000 unsecured revolving credit facility with a group of ten banks, which was arranged by PNC Bank, N.A. The interest rate on the facility is based on the Eurodollar rate and varies according to debt-to-total asset value ratios. EastGroup's current interest rate for this facility is the Eurodollar rate plus 1.15%. At the loan closing, EastGroup elected a six-month interest period for $50,000,000 of its total outstanding line of $84,000,000 with an interest rate of 3.14% and the remaining $34,000,000 for a one-month period at an interest rate of 3.01%. The rate on the $34,000,000 is currently reset on a monthly basis and was last reset on March 8, 2002 at 3.03%.

In January 2002, the Company also secured a one-year $12,500,000 unsecured revolving credit facility with PNC Bank, N.A. that matures in January 2003. The interest rate on this facility is based on the LIBOR rate and varies according to debt-to-total asset value ratios. EastGroup's current interest rate for this facility is the LIBOR rate plus 1.075%.

EastGroup's only mortgage note payable maturing in 2002 had a balance of $8,100,000 at December 31, 2001, interest rate of 7.45% and maturity date of February 28, 2002. The Company signed an application for a new nonrecourse mortgage loan of $8,200,000. This new note is expected to close in late March and will have a rate of 6.43%, a term of 10 years and an amortization period of 12 years.

EastGroup's Board of Directors has authorized the repurchase of up to 1,500,000 shares of its outstanding common stock. The shares may be purchased from time to time in the open market or in privately negotiated transactions. The Company did not repurchase any shares during 2001. Since September 30, 1998, a total of 827,700 shares have been repurchased for $14,170,000 (an average of $17.12 per share) with 672,300 shares still available for repurchase.

The Company anticipates that its current cash balance, operating cash flows, and borrowings under its lines of credit will be adequate for the Company's (i) operating and administrative expenses, (ii) normal repair and maintenance expenses at its properties, (iii) debt service obligations, (iv) distributions to stockholders, (v) capital improvements, (vi) purchases of properties, (vii) development, and (viii) common stock repurchases.

INFLATION

In the last five years, inflation has not had a significant impact on the Company because of the relatively low inflation rate in the Company's geographic areas of operation. Most of the leases require the tenants to pay their pro rata share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing the Company's exposure to increases in operating expenses resulting from inflation. In addition, the Company's leases typically have three to five year terms, which may enable the Company to replace existing leases with new leases at a higher base if rents on the existing leases are below the then-existing market rate.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to interest rate changes primarily as a result of its lines of credit and long-term debt maturities. This debt is used to maintain liquidity and fund capital expenditures and expansion of the Company's real estate investment portfolio and operations. The Company's interest rate risk management objective is to limit the impact of interest rate changes on earnings and cash flows and to lower its overall borrowing costs. To achieve its objectives, the Company borrows at fixed rates but also has several variable rate bank lines as discussed under Liquidity and Capital Resources. The table below presents the principal payments due and weighted average interest rates for both the fixed rate and variable rate debt.

	2002	*2003*	*2004*	*2005*	*2006*	*Thereafter*	*Total*	*Fair Value*
Fixed rate debt *(in thousands)*	$ 13,107	8,975	9,775	23,596	20,039	129,522	205,014	210,514
Weighted average interest rate	7.57%	8.23%	8.12%	8.06%	7.87%	7.42%	7.61%	
Variable rate debt *(in thousands)*	$ 11,500	558	-	74,000	-	-	86,058	86,058
Weighted average interest rate	3.00%	4.00%	-	3.19%	-	-	3.17%	

As the table above incorporates only those exposures that exist as of December 31, 2001, it does not consider those exposures or positions that could arise after that date. The Company's ultimate economic impact with respect to interest rate fluctuations will depend on the exposures that arise during the period and interest rates. If the weighted average interest rate on the variable rate bank debt as shown above changes by 10% or approximately 32 basis points, interest expense and cash flows would increase or decrease by approximately $273,000 annually.

SHARES OF COMMON STOCK MARKET PRICES AND DIVIDENDS

The Company's shares of Common Stock are presently listed for trading on the New York Stock Exchange under the symbol "EGP." The following table shows the high and low share prices for each quarter reported by the New York Stock Exchange during the past two years and per share distributions paid for each quarter.

	Calendar 2001			*Calendar 2000*		
Quarter	*High*	*Low*	*Distributions*	*High*	*Low*	*Distributions*
First	$ 23.56	21.69	$ .45	$ 21.56	17.50	$ .38
Second	23.55	20.80	.45	22.19	19.88	.38
Third	23.65	20.00	.45	24.00	20.56	.41
Fourth	24.25	20.50	.45	23.38	18.94	.41
			$ 1.80			$ 1.58

As of March 6, 2002, there were approximately 1,300 holders of record of the Company's 15,955,447 outstanding shares of common stock. Of the $1.80 per common share total distributions paid in 2001, $1.7044 per share was taxable as ordinary income for federal income tax purposes and $.0956 per share represented a long-term 20% capital gain. All of the $1.58 per share distributions paid in 2000 was taxable as ordinary income for federal income tax purposes.

SHARES OF SERIES A PREFERRED STOCK MARKET PRICES AND DIVIDENDS

The Company's shares of Series A 9.00% Cumulative Redeemable Preferred Stock are also listed for trading on the New York Stock Exchange and trade under the symbol "EGP PrA." The following table shows the high and low preferred share prices for each quarter reported by the New York Stock Exchange during the past two years and per share distributions paid for each quarter.

	Calendar 2001			*Calendar 2000*		
Quarter	*High*	*Low*	*Distributions*	*High*	*Low*	*Distributions*
First	$ 24.49	21.75	$ .5625	$ 21.00	18.38	$ .5625
Second	24.80	23.75	.5625	21.25	19.63	.5625
Third	25.35	24.25	.5625	23.25	20.44	.5625
Fourth	25.15	24.51	.5625	23.19	20.88	.5625
			$ 2.2500			$ 2.2500

As of March 6, 2002, there were 74 holders of record of the Company's 1,725,000 outstanding shares of Series A preferred stock. Of the $2.25 per Series A preferred share total distributions paid in 2001, $2.1308 per share was taxable as ordinary income for federal income tax purposes and $.1192 per share represented a long-term 20% capital gain. All of the $2.25 per share distributions paid in 2000 was taxable as ordinary income for federal income tax purposes.

SHARES OF SERIES B PREFERRED STOCK MARKET PRICES AND DIVIDENDS

EastGroup has issued 2,800,000 shares of Series B 8.75% Cumulative Convertible Preferred Stock to Five Arrows Realty Securities II, L.L.C., an investment fund managed by Rothschild Realty, Inc., a member of the Rothschild Group. The Series B Preferred Stock, which is convertible into common stock at a conversion price of $22.00 per share (3,182,000 common shares), is entitled to quarterly dividends in arrears equal to the greater of $0.547 per share or the dividend on the number of shares of common stock into which a share of Series B Preferred Stock is convertible. Of the $2.188 per Series B preferred share total distributions paid in 2001, $2.0721 per share was taxable as ordinary income for federal income tax purposes and $.1159 per share represented a long-term 20% capital gain. All of the $2.188 per share distributions paid in 2000 was taxable as ordinary income for federal income tax purposes.

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth selected consolidated financial data for the Company and should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this report.

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(In thousands, except per share data)				
OPERATING DATA					
Revenues					
Income from real estate operations	**$ 100,560**	93,906	83,320	74,312	49,791
Interest	**1,041**	975	1,367	1,868	2,571
Gain on securities	**2,967**	2,154	30	-	-
Other	**727**	1,068	1,519	548	1,260
	105,295	98,103	86,236	76,728	53,622
Expenses					
Operating expenses from real estate operations	**25,637**	22,359	19,941	19,328	14,825
Interest	**17,823**	18,570	17,688	16,948	10,551
Depreciation and amortization	**27,041**	23,449	20,239	16,625	10,409
General and administrative	**4,573**	5,607	4,519	3,771	2,923
Minority interests in joint ventures	**350**	377	433	433	512
	75,424	70,362	62,820	57,105	39,220
Income before gain on real estate investments	**29,871**	27,741	23,416	19,623	14,402
Gain on real estate investments	**4,311**	8,771	15,357	9,713	6,377
Income before cumulative effect of change in accounting principle	**34,182**	36,512	38,773	29,336	20,779
Cumulative effect of change in accounting principle	**-**	-	418	-	-
Net income	**34,182**	36,512	38,355	29,336	20,779
Preferred dividends-Series A	**3,880**	3,880	3,880	2,070	-
Preferred dividends-Series B	**6,128**	6,128	2,246	-	-
Net income available to common stockholders	**$ 24,174**	26,504	32,229	27,266	20,779
BASIC PER SHARE DATA					
Net income available to common stockholders	**$ 1.54**	1.70	2.01	1.67	1.58
Weighted average shares outstanding	**15,697**	15,623	16,046	16,283	13,176
DILUTED PER SHARE DATA					
Net income available to common stockholders	**$ 1.51**	1.68	1.99	1.66	1.56
Weighted average shares outstanding	**16,046**	15,798	17,362	16,432	13,338
OTHER PER SHARE DATA					
Book value *(at end of year)*	**$ 16.19**	16.55	16.47	16.12	15.88
Common distributions declared	**1.80**	1.58	1.48	1.40	1.34
Common distributions paid	**1.80**	1.58	1.48	1.40	1.34
OTHER DATA					
Funds from operations					
Net income	**$ 34,182**	36,512	38,355	29,336	20,779
Preferred dividends-Series A	**(3,880)**	(3,880)	(3,880)	(2,070)	-
Convertible preferred dividends-Series B	**(6,128)**	(6,128)	(2,246)	-	-
Net income available to common stockholders	**24,174**	26,504	32,229	27,266	20,779
Add:					
Depreciation and amortization	**27,041**	23,449	20,239	16,625	10,409
Cumulative effect of change in accounting principle (1)	**-**	-	418	-	-
Convertible preferred dividends-Series B	**6,128**	6,128	2,246	-	-
Limited partnership units	**-**	18	48	-	-
Deduct:					
Gain on depreciable real estate investments, net	**(4,311)**	(8,151)	(15,357)	(9,713)	(6,377)
Other	**(161)**	(158)	(241)	(324)	(284)
Funds from operations (2)	**$ 52,871**	47,790	39,582	33,854	24,527
Cash flows provided by (used in)					
Operating activities	**$ 50,748**	53,016	44,236	36,205	23,817
Investing activities	**(35,171)**	(43,147)	(68,319)	(130,757)	(80,131)
Financing activities	**(16,671)**	(9,665)	23,956	96,038	57,174

SELECTED CONSOLIDATED FINANCIAL DATA

	Years Ended December 31,				
	2001	2000	1999	1998	1997
	(In thousands, except per share data)				
BALANCE SHEET DATA (AT END OF YEAR)					
Real estate investments, at cost (3)	$ **741,755**	703,846	649,754	582,565	419,857
Real estate investments, net of accumulated depreciation and allowance for losses (3)	**649,554**	633,726	598,175	539,729	387,545
Total assets	**683,782**	666,205	632,151	567,548	413,127
Mortgage, bond and bank loans payable	**291,072**	270,709	243,665	236,816	147,150
Total liabilities	**313,072**	290,813	262,839	251,524	155,812
Total stockholders' equity	**370,710**	375,392	369,312	316,024	257,315

(1) Represents previously capitalized start-up and organizational costs that were expensed on January 1, 1999 in accordance with the requirements of Statement of Position 98-5.

(2) EastGroup defines funds from operations (FFO), consistent with the National Association of Real Estate Investment Trusts (NAREIT) definition, as net income (loss)(computed in accordance with generally accepted accounting principles (GAAP)), excluding gains or losses from sales of depreciable real estate property, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Effective January 1, 2000, NAREIT clarified the definition of FFO to include gains from sales of nondepreciable real estate (land). There were no gains on land in 2001. Gains on land for 2000 have been included in FFO and gains on land for the previous years have not been included in FFO. Gains on land were $348,000 for 1999, $44,000 for 1998 and $98,000 for 1997. The Company believes that FFO is an appropriate measure of performance for equity real estate investment trusts. FFO is not considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available for the Company's cash needs, including the ability to make distributions.

(3) Does not include the $500,000 land purchase-leaseback sold in 1999.

FORWARD LOOKING STATEMENTS

In addition to historical information, certain sections of this Form 10-K contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, such as those pertaining to the Company's hopes, expectations, intentions, beliefs, strategies regarding the future, the anticipated performance of development and acquisition properties, capital resources, profitability and portfolio performance. Forward-looking statements involve numerous risks and uncertainties. The following factors, among others discussed herein, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: defaults or non-renewal of leases, increased interest rates and operating costs, failure to obtain necessary outside financing, difficulties in identifying properties to acquire and in effecting acquisitions, failure to qualify as a real estate investment trust under the Internal Revenue Code of 1986, as amended, environmental uncertainties, risks related to natural disasters and the costs of insurance to protect from such disasters, financial market fluctuations, changes in real estate and zoning laws and increases in real property tax rates. The success of the Company also depends upon the trends of the economy, including interest rates, income tax laws, governmental regulation, legislation, population changes and those risk factors discussed elsewhere in this Form. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as the date hereof. The Company assumes no obligation to update forward-looking statements. See also the Company's reports to be filed from time to time with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934.

INDEPENDENT AUDITORS' REPORT

THE DIRECTORS AND STOCKHOLDERS
EASTGROUP PROPERTIES, INC.:

We have audited the accompanying consolidated balance sheets of EastGroup Properties, Inc. and subsidiaries, as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EastGroup Properties, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Jackson, Mississippi
March 6, 2002

KPMG LLP

CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000
	(In thousands, except for share and per share data)	
ASSETS		
Real estate properties:		
Industrial	$ **689,760**	630,860
Industrial development	**37,504**	37,193
Other	**7,069**	-
	734,333	668,053
Less accumulated depreciation	**(92,060)**	(66,492)
	642,273	601,561
Real estate held for sale	**1,907**	26,602
Less accumulated depreciation	**(141)**	(3,628)
	1,766	22,974
Mortgage loans	**5,515**	9,191
Investment in real estate investment trusts	**6,452**	8,068
Cash	**1,767**	2,861
Other assets	**26,009**	21,550
TOTAL ASSETS	$ **683,782**	666,205
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Mortgage notes payable	$ **205,014**	168,709
Notes payable to banks	**86,058**	102,000
Accounts payable & accrued expenses	**12,801**	13,792
Other liabilities	**7,460**	4,615
	311,333	289,116
Minority interest in joint ventures	**1,739**	1,697
	1,739	1,697
STOCKHOLDERS' EQUITY		
Series A 9.00% Cumulative Redeemable Preferred Shares and additional paid-in capital; $.0001 par value; 1,725,000 shares authorized and issued; stated liquidation preference of $43,125	**41,357**	41,357
Series B 8.75% Cumulative Convertible Preferred Shares and additional paid-in capital; $.0001 par value; 2,800,000 shares authorized and issued; stated liquidation preference of $70,000	**67,178**	67,178
Series C Preferred Shares; $.0001 par value; 600,000 shares authorized; no shares issued	**-**	-
Common shares; $.0001 par value; 64,875,000 shares authorized; 15,912,060 shares issued at December 31, 2001 and 15,849,318 at December 31, 2000	**2**	2
Excess shares; $.0001 par value; 30,000,000 shares authorized; no shares issued	**-**	-
Additional paid-in capital on common shares	**240,197**	238,910
Undistributed earnings	**23,753**	28,185
Accumulated other comprehensive income	**1,193**	3,104
Unearned compensation	**(2,970)**	(3,344)
	370,710	375,392
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ **683,782**	666,205

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2001	2000	1999
	(In thousands, except for per share data)		
REVENUES			
Income from real estate operations	$ **100,560**	93,906	83,320
Interest:			
Mortgage loans	**481**	839	1,123
Other interest	**560**	136	244
Gain on securities	**2,967**	2,154	30
Other	**727**	1,068	1,519
	105,295	98,103	86,236
EXPENSES			
Operating expenses from real estate operations	**25,637**	22,359	19,941
Interest	**17,823**	18,570	17,688
Depreciation and amortization	**27,041**	23,449	20,239
General and administrative	**4,573**	5,607	4,519
Minority interest in joint ventures	**350**	377	433
	75,424	70,362	62,820
INCOME BEFORE GAIN ON REAL ESTATE INVESTMENTS	**29,871**	27,741	23,416
Gain on real estate investments	**4,311**	8,771	15,357
INCOME BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	**34,182**	36,512	38,773
Cumulative effect of change in accounting principle	**-**	-	418
NET INCOME	**34,182**	36,512	38,355
Preferred dividends-Series A	**3,880**	3,880	3,880
Preferred dividends-Series B	**6,128**	6,128	2,246
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	$ **24,174**	26,504	32,229
BASIC PER SHARE DATA			
Net income available to common stockholders	$ **1.54**	1.70	2.01
Weighted average shares outstanding	**15,697**	15,623	16,046
DILUTED PER SHARE DATA			
Net income available to common stockholders	$ **1.51**	1.68	1.99
Weighted average shares outstanding	**16,046**	15,798	17,362

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Preferred Stock	Common Stock	Additional Paid-In Capital	Unearned Compensation	Undistributed Earnings	Accumulated Other Comprehensive Income	Total
			(In thousands, except for share and per share data)				
BALANCE, DECEMBER 31, 1998	$ 50,999	2	246,340	–	18,076	607	316,024
Comprehensive income							
Net income	–	–	–	–	38,355	–	38,355
Net unrealized change in investment securities	–	–	–	–	–	61	61
Total comprehensive income							38,416
Cash dividends declared–common, $1.48 per share	–	–	–	–	(23,651)	–	(23,651)
Preferred stock dividends declared	–	–	–	–	(6,126)	–	(6,126)
Issuance of 8,009 shares of common stock, incentive compensation	–	–	156	–	–	–	156
Issuance of 16,275 shares of common stock, dividend reinvestment plan	–	–	295	–	–	–	295
Issuance of 22,210 shares of common stock, exercise options	–	–	317	–	–	–	317
Issuance of 2,400,000 shares of Series B preferred	57,536	–	–	–	–	–	57,536
Purchase of 2,070 common shares	–	–	(34)	–	–	–	(34)
Purchase of 796,600 common shares, stock repurchase plan	–	–	(13,621)	–	–	–	(13,621)
BALANCE, DECEMBER 31, 1999	108,535	2	233,453	–	26,654	668	369,312
Comprehensive income							
Net income	–	–	–	–	36,512	–	36,512
Net unrealized change in investment securities	–	–	–	–	–	2,436	2,436
Total comprehensive income							38,948
Cash dividends declared–common, $1.58 per share	–	–	–	–	(24,973)	–	(24,973)
Preferred stock dividends declared	–	–	–	–	(10,008)	–	(10,008)
Issuance of 9,638 shares of common stock, incentive compensation	–	–	174	–	–	–	174
Issuance of 14,175 shares of common stock, dividend reinvestment plan	–	–	312	–	–	–	312
Issuance of 122,250 shares of common stock, exercise options	–	–	1,957	–	–	–	1,957
Issuance of 181,250 shares of common stock, incentive restricted stock	–	–	3,716	(3,716)	–	–	–
Amortization of unearned compensation, incentive restricted stock	–	–	–	372	–	–	372
Repurchase limited partnership units	–	–	(55)	–	–	–	(55)
Purchase of 23,500 common shares	–	–	(457)	–	–	–	(457)
Purchase of 10,000 common shares, stock repurchase plan	–	–	(190)	–	–	–	(190)
BALANCE, DECEMBER 31, 2000	108,535	2	238,910	(3,344)	28,185	3,104	375,392
Comprehensive income							
Net income	–	–	–	–	34,182	–	34,182
Net unrealized change in investment securities	–	–	–	–	–	(1,911)	(1,911)
Total comprehensive income							32,271
Cash dividends declared–common, $1.80 per share	–	–	–	–	(28,606)	–	(28,606)
Preferred stock dividends declared	–	–	–	–	(10,008)	–	(10,008)
Issuance of 8,204 shares of common stock, incentive compensation	–	–	179	–	–	–	179
Issuance of 15,788 shares of common stock, dividend reinvestment plan	–	–	357	–	–	–	357
Issuance of 40,750 shares of common stock, exercise options	–	–	753	–	–	–	753
Issuance of 15,000 shares of common stock, incentive restricted stock	–	–	346	(346)	–	–	-
Forfeiture of 17,000 shares of common stock, incentive restricted stock	–	–	(348)	281	–	–	(67)
Amortization of unearned compensation, incentive restricted stock	–	–	–	439	–	–	439
BALANCE, DECEMBER 31, 2001	$ 108,535	2	240,197	(2,970)	23,753	1,193	370,710

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2001	*2000*	*1999*
OPERATING ACTIVITIES			
Net income	**$ 34,182**	36,512	38,355
Adjustments to reconcile net income to net cash provided by operating activities:			
Cumulative effect of change in accounting principle	**-**	-	418
Depreciation and amortization	**27,041**	23,449	20,239
Gain on real estate investments, net	**(4,311)**	(8,771)	(15,357)
Gain on real estate investment trust shares	**(2,967)**	(2,154)	(30)
Amortization of unearned compensation	**372**	372	-
Minority interest depreciation and amortization	**(161)**	(158)	(241)
Changes in operating assets and liabilities:			
Accrued income and other assets	**(5,004)**	(568)	786
Accounts payable, accrued expenses and prepaid rent	**1,596**	4,334	66
NET CASH PROVIDED BY OPERATING ACTIVITIES	**50,748**	53,016	44,236
INVESTING ACTIVITIES			
Payments on mortgage loans receivable	**4,740**	4,124	9,809
Advances on mortgage loans receivable	**(1,064)**	(4,609)	(8,186)
Proceeds from sale of real estate investments	**11,316**	17,170	51,090
Real estate improvements	**(6,622)**	(10,611)	(9,397)
Real estate development	**(30,735)**	(40,661)	(45,846)
Purchases of real estate	**(13,804)**	(13,628)	(56,569)
Purchases of real estate investment trust shares	**(5,258)**	(4,964)	(10,172)
Proceeds from real estate investment trust shares	**7,931**	17,334	292
Changes in other assets and other liabilities	**(1,675)**	(7,302)	660
NET CASH USED IN INVESTING ACTIVITIES	**(35,171)**	(43,147)	(68,319)
FINANCING ACTIVITIES			
Proceeds from bank borrowings	**144,776**	182,519	297,226
Principal payments on bank borrowings	**(160,718)**	(175,519)	(316,548)
Proceeds from mortgage notes payable	**45,000**	37,800	47,000
Principal payments on mortgage notes payable	**(8,317)**	(17,756)	(21,932)
Debt issuance costs	**(486)**	(316)	(902)
Distributions paid to stockholders	**(38,279)**	(34,710)	(28,245)
Purchases of limited partnership units	**-**	(705)	-
Purchases of shares of common stock	**-**	(647)	(13,655)
Proceeds from exercise of stock options	**753**	1,957	317
Net proceeds from issuance of shares of preferred stock	**-**	-	57,536
Proceeds from dividend reinvestment plan	**357**	312	295
Other	**243**	(2,600)	2,864
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**(16,671)**	(9,665)	23,956
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(1,094)**	204	(127)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**2,861**	2,657	2,784
CASH AND CASH EQUIVALENTS AT END OF YEAR	**$ 1,767**	2,861	2,657
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid for interest, net of amount capitalized	**$ 17,222**	17,919	17,236
Debt assumed by the Company in purchase of real estate	**-**	-	1,103
Debt assumed by buyer of real estate	**378**	-	-
Issuance of incentive restricted stock	**346**	3,716	-
Forfeiture of incentive restricted stock	**(348)**	-	-

See accompanying notes to consolidated financial statements.

DECEMBER 31, 2001, 2000 AND 1999

(1) SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The consolidated financial statements include the accounts of EastGroup Properties, Inc. (the Company or EastGroup), its wholly-owned subsidiaries and its investment in any joint ventures. At December 31, 2001, the Company had one joint venture: the 80% owned University Business Center. At December 31, 2000 and 1999, the Company had two joint ventures: the 80% owned University Business Center and the 80% owned IBG Wiegman Road Associates. The Company records 100% of the joint ventures' assets, liabilities, revenues and expenses with minority interests provided for in accordance with the joint venture agreements. All significant intercompany transactions and accounts have been eliminated in consolidation.

(b) Income Taxes

EastGroup, a Maryland corporation, has qualified as a real estate investment trust (REIT) under Sections 856-860 of the Internal Revenue Code and intends to continue to qualify as such. To maintain its status as a REIT, the Company is required to distribute 90% of its ordinary taxable income to its stockholders. The Company has the option of (i) paying out capital gains to the stockholders with no tax to the Company or (ii) treating the capital gains as having been distributed to the stockholders, paying the tax on the gain deemed distributed and allocating the tax paid as a credit to the stockholders. The Company distributed all of its 2001, 2000 and 1999 taxable income to its stockholders. Accordingly, no provision for income taxes was necessary.

Of the $1.80 per common share total distributions paid in 2001, $1.7044 per share was taxable as ordinary income for federal income tax purposes and $.0956 per share represented a long-term 20% capital gain. All of the $1.58 per share distributions paid in 2000 and the $1.48 paid in 1999 were taxable as ordinary income for federal income tax purposes.

Of the $2.25 per Series A preferred share total distributions paid in 2001, $2.1308 per share was taxable as ordinary income for federal income tax purposes and $.1192 per share represented a long-term 20% capital gain. All of the $2.25 per share distributions paid both in 2000 and 1999 were taxable as ordinary income for federal income tax purposes.

Of the $2.188 per Series B preferred share total distributions paid in 2001, $2.0721 per share was taxable as ordinary income for federal income tax purposes and $.1159 per share represented a long-term 20% capital gain. All of the $2.188 per share distributions paid in 2000 and the $1.641 paid in 1999 were taxable as ordinary income for federal income tax purposes.

The Company's income differs for tax and financial reporting purposes principally because of (1) the timing of the deduction for the provision for possible losses and losses on investments, (2) the timing of the recognition of gains or losses from the sale of investments, (3) different depreciation methods and lives, (4) mortgage loans having a different basis for tax and financial reporting purposes, thereby producing different gains upon collection of these loans, and (5) real estate properties having a different basis for tax and financial reporting purposes.

(c) Income Recognition

Minimum rental income from real estate operations is recognized on a straight-line basis.

Interest income on mortgage loans is recognized based on the accrual method unless a significant uncertainty of collection exists. If a significant uncertainty exists, interest income is recognized as collected. Certain mortgage loan discounts are amortized over the lives of the loans using a method that does not differ materially from the interest method.

The Company recognizes gains on sales of real estate in accordance with the principles set forth in Statement of Financial Accounting Standards No. 66 (SFAS 66), "Accounting for Sales of Real Estate." Upon closing of real estate transactions, the provisions of SFAS 66 require consideration for the transfer of rights of ownership to the purchaser, receipt of an adequate cash down payment from the purchaser and adequate continuing investment by the purchaser. If the requirements for recognizing gains have not been met, the sale and related costs are recorded, but the gain is deferred and recognized by the installment method as collections are received.

(d) Real Estate Properties

Real estate properties are carried at cost less accumulated depreciation. Cost includes the carrying amount of the Company's investment plus any additional consideration paid, liabilities assumed, costs of securing title (not to exceed fair market value in the aggregate) and improvements made subsequent to acquisition. Depreciation of buildings and other improvements, including personal property, is computed using the straight-line method over estimated useful lives of generally 40 years for buildings and 3 to 10 years for improvements and personal property. Building improvements are capitalized, while maintenance and repair expenses are charged to expense as incurred. Significant renovations and improvements that extend the useful life of or improve the assets are capitalized. Geographically, the Company's investments are concentrated in the major sunbelt market areas of the southeastern and southwestern United States, primarily in the states of California, Florida, Texas and Arizona.

(e) Capitalized Development Costs

During the industrial development stage, costs associated with development (i.e., land, construction costs, interest expense during construction, property taxes, etc.) are aggregated into the total capitalization of the property. As the property becomes occupied, interest, depreciation and property taxes for the percentage occupied only is expensed as incurred. When the property becomes 80% occupied or one year after completion of the shell construction, whichever comes first, the property is no longer considered a development property and becomes an industrial property. When the property becomes classified as an industrial property, the entire property is depreciated accordingly, and interest and property taxes are expensed.

(f) Real Estate Held for Sale

Real estate properties that are currently offered for sale or are under contract to sell have been shown separately on the consolidated balance sheets as "real estate held for sale." Such assets are carried at the lower of current carrying amount or fair market value less estimated selling costs and are not depreciated while they are held for sale. At December 31, 2001, the Company had one industrial property and two parcels of land held for sale. There can be no assurances that such properties will be sold.

During 2001, three properties were reclassified from the category "real estate held for sale" to the category "real estate properties." As noted above, depreciation is not recorded for those properties while held for sale. As such, upon the reclassification of these properties, depreciation was adjusted to reflect the carrying amount of these properties as if they had never been classified as "held for sale."

(g) Allowance for Possible Losses and Impairment Losses

The Company measures impaired and restructured loans at the present value of expected future cash flows, discounted at the loan's effective interest rate or, as a practical expedient, at the loan's market price or the fair value of collateral if the loan is collateral dependent.

The Company applies SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by the Company be reviewed for impairment of value whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. This statement requires that long-lived assets and certain identifiable intangibles to be disposed of be reported at the lower of carrying amount or fair value less selling costs.

(h) Investment in Real Estate Investment Trusts

Marketable equity securities owned by the Company are categorized as available-for-sale securities, as defined by SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Unrealized holding gains and losses are reflected as a net amount in a separate component of stockholders' equity until realized. Since the Company did not exercise significant influence over any of its investments in REITs, these investments were accounted for under the cost method. The costs of these investments were adjusted to fair market value with an equity adjustment to account for unrealized gains/losses as indicated above.

(i) Derivative Instruments and Hedging Activities

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. All derivatives are required to be recognized as either assets or liabilities in the statement of financial position and measured at fair value. Changes in fair value are to be reported either in earnings or outside of earnings depending on the intended use of the derivative and the resulting designation. Entities applying hedge accounting are required to establish at the inception of the hedge the method used to assess the effectiveness of the hedging derivative and the measurement approach for determining the ineffective aspect of the hedge. The Company did not engage in any transactions involving derivative or hedging instruments during any of the years presented.

(j) Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(k) Amortization

Debt origination costs are deferred and amortized using the straight-line method over the term of the loan. Leasing commissions are deferred and amortized using the straight-line method over the term of the lease.

(l) Goodwill

In March 1998, EastGroup acquired Ensign Properties, Inc., the largest independent industrial developer in Orlando. A portion of the total acquisition price for Ensign included goodwill, which represents the excess of the purchase price and related costs over the fair value assigned to the net tangible assets. The Company amortizes goodwill on a straight-line basis over 20 years. The Company will periodically review the recoverability of goodwill. The measurement of possible impairment is based primarily on the ability to recover the balance of the unamortized basis. In management's opinion, no material impairment existed at December 31, 2001, 2000, and 1999. Amortization expense for goodwill was $61,000 for each of the years ended December 31, 2001, 2000 and 1999.

(m) Earnings Per Share

The Company applies SFAS No. 128 "Earnings Per Share," which requires companies to present basic earnings per share (EPS) and diluted EPS.

Basic EPS represents the amount of earnings for the year available to each share of common stock outstanding during the reporting period. The Company's basic EPS is calculated by dividing net income available to common shareholders by the weighted average number of common shares outstanding.

Diluted EPS represents the amount of earnings for the year available to each share of common stock outstanding during the period and to each share that would have been outstanding assuming the issuance of common shares for all dilutive potential common shares outstanding during the reporting period. The Company's diluted EPS is calculated by totaling net income available to common stockholders plus dividends on dilutive convertible preferred shares and limited partnership (LP) dividends and dividing the sum by the weighted average number of common shares outstanding plus the dilutive effect of stock options related to outstanding employee stock options, LP units, nonvested restricted stock and convertible preferred stock, had the options or conversions been exercised. The dilutive effect of stock options and nonvested restricted stock was determined using the treasury stock method which assumes exercise of the options as of the beginning of the period or when issued, if later, and assuming proceeds from the exercise of options are used to purchase common stock at the average market price during the period. The treasury stock method was also used assuming conversion of the convertible preferred stock.

(n) Stock Based Compensation

The Company applies SFAS No. 123, "Accounting for Stock-Based Compensation." This standard defines a fair value based method of accounting for an employee stock option or similar equity instrument. Companies are given the choice of either recognizing related compensation cost by adopting the fair value method, or to continue to use the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees," while supplementally disclosing the pro forma effect on net income and net income per share using the new measurement criteria. The Company elected to continue to follow the requirements of APB No. 25, and accordingly, there was no effect on the results of operations.

The Company also accounts for restricted stock in accordance with APB No. 25, and accordingly, compensation expense is recognized over the expected vesting period using the straight-line method.

(o) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and revenues and expenses during the reporting period, and to disclose material contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(p) New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations initiated after June 30, 2001 be accounted for by using the purchase method of accounting and addresses accounting for purchased goodwill and other intangibles. SFAS No. 142 addresses financial accounting and reporting for the impairment of goodwill and other intangibles and is effective for fiscal years beginning after December 15, 2001. The Company had no business combinations since June 30, 2001. At December 31, 2001, the Company had unamortized goodwill of $990,000 resulting from the acquisition of Ensign Properties in 1998. The Company periodically reviews the recoverability of goodwill for possible impairment and will continue to do so under the new statement. In management's opinion, no material impairment of goodwill existed at December 31, 2001. The Company's current annual amortization of goodwill is $61,000. Upon adoption of SFAS No. 142 in January 2002, amortization of goodwill will cease.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for financial statements issued for fiscal years beginning after June 15, 2002. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company has evaluated the effect of adopting this statement and believes the effect of adoption would have no impact to its financial position or results of operation.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for fiscal years beginning after December 15, 2001. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company's adoption of this statement in January 2002 is expected to have little or no effect on the Company's overall financial statements. SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions."

(q) Reclassifications

Certain reclassifications have been made in the 2000 and 1999 financial statements to conform to the 2001 presentation.

(2) REAL ESTATE OWNED

At December 31, 2001, the Company was offering for sale the Carpenter Distribution Center in Dallas, Texas with a carrying amount of $993,000 and 6.4 acres of land in the World Houston Business Park with a carrying amount of $773,000. No loss is anticipated on the sale of these properties. The results of operations (after depreciation) for real estate held for sale at December 31, 2001, amounted to $73,000, $62,000 and $41,000, respectively, for the years ended December 31, 2001, 2000, and 1999. The results of operations (after depreciation) for real estate held for sale at December 31, 2000, amounted to $1,820,000 and $1,586,000, respectively, for the years ended December 31, 2000 and 1999.

The Company is currently developing the properties detailed below. Costs incurred include capitalization of interest costs during the period of construction. The interest costs capitalized on real estate properties for 2001 was $2,329,000 compared to $2,060,000 for 2000 and $1,834,000 for 1999.

Total cash outflows for development for 2001 were $32,340,000. In addition to the costs incurred for the 12 months ended December 31, 2001 as detailed in the table below, development costs included $1,649,000 for improvements on properties transferred to the portfolio in the 12-month period following transfer and first generation tenant leasing commission costs of $1,605,000. These costs are reported in *Industrial* and *Other Assets* on the balance sheet, respectively.

Development

	Size at Completion (Unaudited)	Costs Incurred For the 12 Months Ended 12/31/01	Costs Incurred Cumulative as of 12/31/01	Estimated Total Costs (Unaudited)
	(Square feet)	(In thousands)		
LEASE-UP				
Kyrene II				
Tempe, Arizona	60,000	$ 1,240	3,049	3,710
Walden Distribution Center I				
Tampa, Florida	90,000	2,761	3,540	4,240
Techway Southwest I				
Houston, Texas	126,000	2,322	4,210	5,040
Sunport Center III				
Orlando, Florida	66,000	3,225	3,225	4,000
Total Lease-up	342,000	9,548	14,024	16,990
UNDER CONSTRUCTION				
World Houston XIV				
Houston, Texas	77,000	2,333	2,333	3,575
Americas 10 Business Center I				
El Paso, Texas	97,000	2,287	2,287	3,320
World Houston XIII				
Houston, Texas	51,000	1,299	1,299	2,795
World Houston XII				
Houston, Texas	59,000	532	532	2,932
Metro Airport Commerce Center I				
Jackson, Mississippi	32,000	326	326	1,700
Tower Automotive				
Jackson, Mississippi	170,000	384	384	9,300
Total Under Construction	486,000	7,161	7,161	23,622
PROSPECTIVE DEVELOPMENT (PRINCIPALLY LAND)				
Phoenix, Arizona	103,000	1,017	1,254	6,000
Tucson, Arizona	70,000	27	326	3,500
Tampa, Florida	230,000	436	2,271	9,200
Orlando, Florida	249,000	1,099	2,824	14,900
Fort Lauderdale, Florida	140,000	2,374	2,374	9,325
El Paso, Texas	251,000	1,923	1,923	7,580
Houston, Texas	1,057,000	(548)	5,044	50,153
Jackson, Mississippi	29,000	303	303	1,500
Total Prospective Development	2,129,000	6,631	16,319	102,158
	2,957,000	$23,340	37,504	142,770
COMPLETED AND TRANSFERRED TO INDUSTRIAL PROPERTIES DURING 2001				
Interstate Commons II				
Phoenix, Arizona	59,000	$ 559	2,768	
Palm River North I & III				
Tampa, Florida	116,000	765	5,693	
Westlake II				
Tampa, Florida	70,000	153	3,495	
Beach Commerce Center				
Jacksonville, Florida	46,000	345	2,374	
Sunport Center II				
Orlando, Florida	60,000	3,106	3,868	
World Houston XI				
Houston, Texas	129,000	681	4,402	
Glenmont II				
Houston, Texas	104,000	233	3,149	
Sunport Center I				
Orlando, Florida	56,000	(96)	3,026	
Total Transferred to Industrial	640,000	$ 5,746	28,775	

A summary of gains (losses) on real estate investments for the years ended December 31, 2001, 2000 and 1999 follows:

Gains (Losses) on Real Estate Investments

	Basis	Net Sales Price	Recognized Gain (Loss)
		(In thousands)	
2001			
Real estate properties:			
Nobel Business Center	$ 2,113	5,250	3,137
West Palm II	1,274	1,350	76
109th Street Distribution Center	990	1,232	242
West Palm I	1,463	1,428	(35)
Lakeside Distribution Center	1,165	2,079	914
Other	-	(23)	(23)
	$ 7,005	11,316	4,311
2000			
Real estate properties:			
LeTourneau Center of Commerce	$ 1,592	1,593	1
8150 Leesburg Pike–deferred gain	(94)	-	94
La Vista Crossing Apartments	6,472	14,528	8,056
Estelle land	429	1,049	620
	$ 8,399	17,170	8,771
1999			
Real estate properties:			
8150 Leesburg Pike Office Building	$13,917	28,082	14,165
2020 Exchange	867	997	130
Waldenbooks	21,360	21,077	(283)
West Palm write-down	448	-	(448)
Mortgage loans:			
Country Club–deferred gain	(1,127)	-	1,127
Gainesville–deferred gain	(388)	-	388
Country Club land purchase-leaseback	500	500	-
Estelle land	137	367	230
LNH land	19	137	118
Other	-	(70)	(70)
	$35,733	51,090	15,357

The following schedule indicates approximate future minimum rental receipts under noncancelable leases for the real estate properties by year as of December 31, 2001 (in thousands):

Future Minimum Rental Receipts Under Noncancelable Leases

Years Ended December 31,	
2002	$ 75,588
2003	61,684
2004	46,170
2005	34,697
2006	25,180
Thereafter	51,568
Total minimum receipts	$ 294,887

Ground Leases

As of December 31, 2001, the Company owned two properties in Florida, two properties in Texas, and one property in Mississippi that are subject to ground leases. These leases have terms of 40 to 75 years, expiration dates of August 2031 to November 2076, and renewal options of 15 to 35 years. Total lease expenditures for the years ended December 31, 2001, 2000 and 1999 were $594,000, $567,000 and $511,000, respectively. Payments on four of the properties are subject to increases at 5 to 10 year intervals based upon the agreed or appraised fair market value of the leased premises on the adjustment date. The following schedule indicates approximate future minimum lease payments for these properties by year as of December 31, 2001 (in thousands):

Future Minimum Ground Lease Payments

Years Ended December 31,	
2002	$ 600
2003	600
2004	600
2005	600
2006	600
Thereafter	17,203
Total minimum payments	$ 20,203

(3) MORTGAGE LOANS RECEIVABLE

A summary of mortgage loans follows:

	December 31, 2001	December 31, 2000
	(In thousands)	
First mortgage loans:		
Industrial *(1 loan in 2001, 2 loans in 2000)*	**$ 5,500**	9,174
Other *(1 loan)*	**15**	17
	$ 5,515	9,191

The weighted average interest rate on the Company's mortgage loans for both periods is approximately 9.0%. Deferred gains recognized on the payoff of mortgage notes receivable were zero in 2001 and 2000 and $1,515,000 in 1999.

(4) INVESTMENT IN REAL ESTATE INVESTMENT TRUSTS

The investment in real estate investment trusts (REITs) consists of the following:

	December 31, 2001		December 31, 2000	
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
	(In thousands)			
Pacific Gulf Properties	**$ -**	**487**	-	2,983
Other	**5,258**	**5,965**	4,964	5,085
	$ 5,258	**6,452**	4,964	8,068

During 2000, the Company received liquidating distributions from Franklin Select Realty Trust and initial liquidating distributions from Pacific Gulf Properties (PAG). The liquidating distributions received reduced the basis in these investments to zero with the remainder recorded as gain on securities in 2000. During 2001, the Company received additional liquidating distributions from PAG, which were recorded as realized gains when received. Final distributions, if any, will also be recorded as realized gains when received.

(5) OTHER ASSETS

The Company's other assets are comprised of:

	December 31, 2001	2000
	(In thousands)	
Leasing commissions, net of accumulated amortization	**$ 9,313**	8,177
Receivables, net of allowance for doubtful accounts	**8,473**	5,673
Section 1031 tax deferred exchange cash escrows	**2,074**	4,027
Prepaid expenses and other assets	**6,149**	3,673
	$ 26,009	21,550

(6) NOTES PAYABLE TO BANKS

The Company had a three-year $150,000,000 unsecured revolving credit facility with a group of ten banks that matured in January 2002 and was refinanced as specified below. The interest rate was based on the Eurodollar rate plus 1.25% and was 3.1875% on $74,000,000 at December 31, 2001 and 8.00% on $92,000,000 at December 31, 2000. An unused facility fee of .25% was also assessed on this loan.

The Company had a one-year $10,000,000 unsecured revolving credit facility with Chase Bank of Texas that matured in January 2002 and was refinanced as specified below. The interest rate was based on Chase Bank of Texas, National Association's prime rate less .75% and was 4.00% on $558,000 at December 31, 2001 and 8.75% on $10,000,000 at December 31, 2000.

The Company had a $15,000,000 unsecured discretionary line of credit with Chase Bank of Texas. The interest rate for the line was negotiated at the time of any advances. At December 31, 2001, the rate for this loan was 3.00% on a balance of $11,500,000, payable on demand. At December 31, 2000, the outstanding balance for this loan was zero.

The foregoing three credit facilities matured and were repaid in January 2002. In January 2002, the Company closed a new three-year, $175,000,000 unsecured revolving credit facility with a group of ten banks, which was arranged by PNC Bank, N.A. The interest rate on the facility is based on the Eurodollar rate and varies according to debt-to-total asset value ratios. EastGroup's current interest rate for this facility is the Eurodollar rate plus 1.15%. At the loan closing, EastGroup elected a six-month interest period for $50,000,000 of its total outstanding line of $84,000,000 with an interest rate of 3.14% and the remaining $34,000,000 for a one-month period at an interest rate of 3.01%. The rate on the $34,000,000 is currently reset on a monthly basis and was last reset on March 8, 2002 at 3.03%.

In January 2002, the Company also secured a one-year $12,500,000 unsecured revolving credit facility with PNC Bank, N.A. that matures in January 2003. The interest rate on this facility is based on the LIBOR rate and varies according to debt-to-total asset value ratios. EastGroup's current interest rate for this facility is the LIBOR rate plus 1.075%.

Loan commitment fees of $37,500 per year were paid in 2001, 2000 and 1999.

Average bank borrowings were $82,898,000 in 2001 compared to $107,221,000 in 2000 with average interest rates of 5.72% in 2001 compared to 7.83% in 2000. Amortization of bank loan costs was $264,000 in both 2001 and 2000. Average interest rates including amortization of loan costs were 6.05% for 2001 and 8.07% for 2000.

(7) MORTGAGE NOTES PAYABLE

A summary of mortgage notes payable follows:

Property	Rate	P&I Payment	Maturity Date	Carrying Amount Of Securing Real Estate at 12/31/01	Balance at December 31, 2001	2000
				(In thousands)		
Northwest Point Business Park	7.750%	$ 32,857	03/01/01	$ -	-	3,837
University Business Center *(120 & 130 Cremona)*	7.450%	74,235	02/28/02	10,434	**8,105**	8,380
Estrella Distribution Center	9.250%	23,979	01/02/03	4,834	**2,404**	2,461
Deerwood Distribution Center	8.375%	16,339	07/01/03	3,254	**1,451**	1,516
Eastlake Distribution Center	8.500%	57,115	07/05/04	9,097	**3,819**	4,164
56th Street Commerce Park	8.875%	21,816	08/01/04	4,436	**1,898**	1,987
Chamberlain Distribution Center	8.750%	21,376	01/01/05	3,614	**2,326**	2,372
Exchange Distribution Center	8.375%	21,498	08/01/05	2,988	**2,096**	2,175
Westport Commerce Center	8.000%	28,021	08/01/05	5,185	**2,790**	2,898
LakePointe Business Park	8.125%	81,675	10/01/05	9,323	**10,312**	10,437
Jetport, JetPort 515 & Jetport 516	8.125%	33,769	10/01/05	5,242	**3,360**	3,487
Huntwood Associates	7.990%	100,250	08/22/06	16,356	**11,933**	12,172
Wiegman Associates	7.990%	46,269	08/22/06	8,801	**5,507**	5,618
World Houston 1 & 2	7.770%	33,019	04/15/07	5,646	**4,383**	4,436
E. University, 7th St, 55th St, and Ethan Allen	8.060%	96,974	06/26/07	22,724	**11,693**	11,905
Lamar II Distribution Center	6.900%	16,925	12/01/08	6,248	**2,030**	2,090
Dominguez, Kingsview, Walnut, Washington, Industry and Shaw	6.800%	358,770	03/01/09	59,626	**43,655**	44,945
Auburn Facility	8.875%	64,885	09/01/09	14,725	**4,307**	4,696
Interstate Distribution, Venture, Stemmons, Glenmont, West Loop, Butterfield, Founders, and Rojas	7.250%	325,263	05/01/11	49,535	**44,619**	-
America Plaza, Central Green, World Houston 3&4, 5, 6, 7&8, 9	7.920%	191,519	05/10/11	30,489	**26,057**	26,282
University Business Center *(125 & 175 Cremona)*	7.980%	88,607	06/01/12	14,321	**11,255**	11,413
Kyrene Distribution Center	9.000%	11,246	07/01/14	2,659	**1,014**	1,053
North Shore Improvement Bonds	6.3-7.750%	Semiannual	09/02/16	-	-	385
				$ 289,537	**205,014**	168,709

Principal payments due during the next five years as of December 31, 2001 are as follows (in thousands):

2002	$13,107
2003	8,975
2004	9,775
2005	23,596
2006	20,039

(8) STOCKHOLDERS' EQUITY

Management Incentive Plan-Stock Options/Incentive Awards

In 1994, the Company adopted the 1994 Management Incentive Plan, and the Plan was amended in 1999. As amended, the Plan includes stock options (50% vested after one year and the other 50% after two years), an annual incentive award and restricted stock awards.

Stock option activity for the 1994 plan is as follows:

	Years Ended December 31,					
	2001		*2000*		*1999*	
	Shares	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*	*Shares*	*Weighted Average Exercise Price*
Outstanding at beginning of year	**714,923**	**$17.801**	861,423	17.680	645,633	16.600
Granted	**24,500**	**22.591**	50,750	20.766	239,000	20.320
Exercised	**(40,750)**	**18.487**	(108,000)	16.578	(22,210)	14.340
Expired	**(2,250)**	**20.542**	(89,250)	19.809	(1,000)	22.000
Outstanding at end of year	**696,423**	**17.921**	714,923	17.801	861,423	17.680
Exercisable at end of year	**647,923**	**$17.634**	575,798	17.156	618,923	16.640
Available for grant at end of year	**187,095**	**-**	222,378	-	376,505	-
Price range of options:						
Outstanding		**$12.670-23.400**		12.670-22.375		12.000-22.375
Exercised		**12.670-22.125**		12.000-22.000		12.000-18.170
Exercisable		**12.670-22.375**		12.670-22.375		12.000-22.375

The weighted average contractual life of the options outstanding as of December 31, 2001 was 5.52 years.

The annual incentive award program began in 1995 and the Compensation Committee determines awards based on actual funds from operations per share ("FFO") compared to goals set for the year. The 2001, 2000 and 1999 awards were expensed in these years and approximated $382,000, $448,000 and $435,000, respectively. The awards for each year were payable 60% in cash and 40% in stock of the Company.

On December 5, 2000, under the 1994 Management Incentive Plan, the Compensation Committee granted 181,250 shares of restricted stock to all employees, effective January 1, 2000. The purpose of the plan is to act as a retention device since it allows participants to benefit from dividends as well as potential stock appreciation. The stock price on the grant date was $20.50. The restricted period for the stock is 10 years and vesting is 20% at the end of the sixth year through the tenth year or, if certain performance goals are achieved, vesting could reach up to 40% at the end of the fourth year with 10% at the end of the fifth year through the tenth year. The Company recorded $3,716,000 as additional paid-in capital when the shares were granted, offset by unearned compensation of the same amount. The unearned compensation was deducted from stockholders' equity and is being amortized 10% each year over the restricted period. In 2001, 15,000 additional shares were granted and 17,000 shares were forfeited. Compensation expense for the restricted stock was $372,000 each year for both 2001 and 2000. During the restricted period, the Company accrues dividends and holds the certificates for the shares; however, the employee can vote the shares. Share certificates and dividends will be delivered to the employee as they vest.

Directors Stock Option Plan

The Company has a Directors Stock Option Plan, as amended in 1994, under which an aggregate of 150,000 shares of common stock were reserved for issuance upon exercise of any options granted. An additional 150,000 shares were reserved in 2000. Under the Directors plan, each Non-Employee Director is granted an initial 7,500 options and 2,250 additional options on the date of any Annual Meeting at which the Director is reelected to the Board.

Stock option activity for the Director plan is as follows:

	Years Ended December 31,					
	2001		2000		1999	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	**96,000**	**$17.231**	96,750	15.780	78,000	14.710
Granted	**13,500**	**21.400**	13,500	21.750	18,750	20.250
Exercised	–	–	(14,250)	11.695	–	–
Expired	–	–	–	–	–	–
Outstanding at end of year	**109,500**	**17.744**	96,000	17.231	96,750	15.780
Exercisable at end of year	**109,500**	**$17.744**	96,000	17.231	96,750	15.780
Available for grant at end of year	**129,750**	–	143,250	–	6,750	–
Price range of options:						
Outstanding		**$11.250-21.750**		11.250-21.750		10.670-20.625
Exercised		–		10.670-14.580		–
Exercisable		**11.250-21.750**		11.250-21.750		10.670-20.625

The weighted average contractual life of the options outstanding as of December 31, 2001 was 5.94 years.

Series A 9.00% Cumulative Redeemable Preferred Stock

In June 1998, EastGroup sold 1,725,000 shares of Series A 9.00% Cumulative Redeemable Preferred Stock at $25.00 per share in a public offering. The preferred stock, which may be redeemed by the Company at $25.00 per share, plus accrued and unpaid dividends, on or after June 19, 2003, has no stated maturity, sinking fund or mandatory redemption and is not convertible into any other securities of the Company.

The Company declared dividends of $2.25 per share of Series A Preferred for each year in 2001, 2000 and 1999.

Series B 8.75% Cumulative Convertible Preferred Stock

In September 1998, EastGroup entered into an agreement with Five Arrows Realty Securities II, L.L.C. (Five Arrows), an investment fund managed by Rothschild Realty, Inc., a member of the Rothschild Group, providing for the sale of 2,800,000 shares of Series B 8.75% Cumulative Convertible Preferred Stock at a net price of $24.50 per share. In December 1998, EastGroup sold $10,000,000 of the Series B Preferred Stock to Five Arrows. The Company sold the remaining $60,000,000 to Five Arrows in September 1999. In connection with this offering, EastGroup has entered into certain related agreements with Five Arrows, providing, among other things, for certain registration rights with respect to the Series B Preferred Stock.

The Series B Preferred Stock, which is convertible into common stock at a conversion price of $22.00 per share (3,182,000 common shares), is entitled to quarterly dividends in arrears equal to the greater of $0.547 per share or the dividend on the number of shares of common stock into which a share of Series B Preferred Stock is convertible.

The Series B Preferred Stock is not redeemable by the Company at its option prior to the fifth anniversary of the original date of issuance of the Series B Preferred Stock. On and after January 1, 2004, the Series B Preferred Stock is redeemable by the Company at its option. Beginning in 2004, the Series B Preferred Stock is redeemable at 104% of par, plus accrued and unpaid dividends, declining to 103%, 102% and 101% of par in each subsequent year. Beginning January 1, 2008 and thereafter, the Series B Preferred Stock is redeemable at par. Holders of shares of the Series B Preferred Stock have 30 days following the Company's written notice of redemption to exercise their conversion rights. The Series B Preferred Stock may be redeemed in part so long as the initial redemption is for not less than 50% of the outstanding shares.

The Company declared dividends of $2.188 per share of Series B Preferred for each year in 2001, 2000 and 1999.

Common Stock Repurchase Plan

EastGroup's Board of Directors has authorized the repurchase of up to 1,500,000 shares of its outstanding common stock. The shares may be purchased from time to time in the open market or in privately negotiated transactions. The Company did not repurchase any shares during 2001. Since September 30, 1998, a total of 827,700 shares have been repurchased for $14,170,000 (an average of $17.12 per share) with 672,300 shares still available for repurchase.

Shareholder Rights Plan

In December 1998, EastGroup adopted a Shareholder Rights Plan designed to enhance the ability of all of the Company's stockholders to realize the long-term value of their investment. Under the Plan, Rights were distributed as a dividend on each share of Common Stock (one Right for each share of Common Stock) held as of the close of business on December 28, 1998. A Right was also delivered with all shares of Common Stock issued after December 28, 1998 and 1.1364 Rights were delivered with all shares of EastGroup's Series B Cumulative Convertible Preferred Stock issued after December 28, 1998. The Rights will expire at the close of business on December 3, 2008.

Each whole Right will entitle the holder to buy one one-thousandth (1/1000) of a newly issued share of EastGroup's Series C Preferred Stock at an exercise price of $70.00. The Rights attach to and trade with the shares of the Company's Common Stock and Series B Preferred Stock. No separate Rights Certificates will be issued unless an event triggering the Rights occurs. The Rights will detach from the Common Stock and Series B Preferred Stock and will initially become exercisable for shares of Series C Preferred Stock if a person or group acquires beneficial ownership of, or commences a tender or exchange offer which would result in such person or group beneficially owning 15% or more of EastGroup's Common Stock, except through a tender or exchange offer for all shares which the Board determines to be fair and otherwise in the best interests of EastGroup and its shareholders. The Rights will also detach from the Common Stock and Series B Preferred Stock if the Board determines that a person holding at least 9.8% of EastGroup's Common Stock intends to cause EastGroup to take certain actions adverse to it and its shareholders or that such holder's ownership would have a material adverse effect on EastGroup.

If any person becomes the beneficial owner of 15% or more of EastGroup's Common Stock (except for Five Arrows either as a result of the ownership of the Series B Preferred Stock or in the event of conversion of the Series B Preferred Stock into common) and the Board of Directors does not within 10 days thereafter redeem the Rights, or a 9.8% holder is determined by the Board to be an adverse person, each Right not owned by such person or related parties will then enable its holder to purchase, at the Right's then-current exercise price, EastGroup Common Stock (or, in certain circumstances as determined by the Board, a combination of cash, property, common stock or other securities) having a value of twice the Right's exercise price.

Under certain circumstances, if EastGroup is acquired in a merger or similar transaction with another person, or sells more than 50% of its assets, earning power or cash flow to another entity, each Right that has not previously been exercised will entitle its holder to purchase, at the Right's then-current exercise price, common stock of such other entity having a value of twice the Right's exercise price.

EastGroup will generally be entitled to redeem the Rights at $0.0001 per Right at any time until the 10th day following public announcement that a 15% position has been acquired, or until the Board has determined a 9.8% holder to be an adverse person. Prior to such time, the Board of Directors may extend the redemption period.

Dividend Reinvestment Plan

The Company has a dividend reinvestment plan that allows stockholders to reinvest cash distributions in new shares of the Company.

Fair Value of Stock Options

In accordance with SFAS No. 123, the following additional disclosures are required related to options granted after January 1, 1995. The fair value of each option grant is estimated on the grant date using the Black-Scholes option pricing model with the following weighted-average assumptions used for 2001, 2000 and 1999, respectively: risk-free interest rates of 4.31%, 5.04%, and 6.49%; dividend yields of 11.42%, 12.13% and 9.75%; volatility factors of 20.0%, 19.3%, and 17.0%; and expected option lives of five years for all years presented.

The Company applies APB No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its stock option plans. Had compensation cost been determined based on fair value at the grant dates for awards under the plan consistent with the method prescribed by SFAS No. 123, the Company's net income and net income per basic share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
	(In thousands, except per share data)		
Net income available to common stockholders as reported	**$ 24,174**	26,504	32,229
Net income available to common stockholders pro forma	**24,107**	26,414	32,058
Net income per basic share – as reported	**1.54**	1.70	2.01
Net income per basic share – pro forma	**1.54**	1.69	2.00
Weighted average fair value of options granted during year	**.68**	.55	.97

Earnings Per Share

The Company applies SFAS No. 128, "Earnings Per Share," which requires companies to present basic EPS and diluted EPS. Reconciliation of the numerators and denominators in the basic and diluted EPS computations is as follows:

Reconciliation of Numerators and Denominators

	2001	2000	1999
		(In thousands)	
BASIC EPS COMPUTATION			
Numerator-net income available to common stockholders	**$ 24,174**	26,504	32,229
Denominator-weighted average shares outstanding	**15,697**	15,623	16,046
DILUTED EPS COMPUTATION			
Numerator-net income available to common stockholders plus convertible preferred stock dividends ($2,246 in 1999) and limited partnership distributions ($18 in 2000 and $48 in 1999)	**$ 24,174**	26,522	34,523
Denominator:			
Weighted average shares outstanding	**15,697**	15,623	16,046
Common stock options	**164**	147	112
Nonvested restricted stock	**185**	13	-
Limited partnership units	**-**	15	32
Convertible preferred stock	**-**	-	1,172
Total Shares	**16,046**	15,798	17,362

The Series B Preferred Stock, which is convertible into common stock at a conversion price of $22.00 per share, was not included in the computation of diluted earnings per share for the years ended December 31, 2001 and 2000 due to its antidilutive effect.

Comprehensive Income

Comprehensive income comprises net income plus all other changes in equity from nonowner sources. The components of comprehensive income for 2001, 2000 and 1999 are presented in the Company's Consolidated Statements of Changes in Stockholders' Equity. The unrealized change in investment securities is net of realized gains on real estate investment trust securities included in net income as shown below:

	2001	2000	1999
		(In thousands)	
Other comprehensive income:			
Unrealized holding gains during the period	**$ 1,056**	4,590	91
Less reclassification adjustment for gains included in net income	**(2,967)**	(2,154)	(30)
Net unrealized change in investment securities	**($1,911)**	2,436	61

(9) QUARTERLY RESULTS OF OPERATIONS - UNAUDITED

	2001 Quarter Ended				2000 Quarter Ended			
	Mar 31	**Jun 30**	**Sep 30**	**Dec 31**	Mar 31	Jun 30	Sep 30	Dec 31
	(In thousands, except per share data)							
Revenues	**$ 24,774**	**26,357**	**27,695**	**26,469**	23,141	23,606	24,601	26,755
Expenses	**(17,961)**	**(18,646)**	**(19,085)**	**(19,732)**	(16,177)	(17,211)	(17,667)	(19,307)
Income before gain (loss) on real estate investments	**6,813**	**7,711**	**8,610**	**6,737**	6,964	6,395	6,934	7,448
Gain (loss) on real estate investments	**-**	**3,455**	**(35)**	**891**	1	620	94	8,056
Net income	**6,813**	**11,166**	**8,575**	**7,628**	6,965	7,015	7,028	15,504
Preferred dividends	**(2,502)**	**(2,502)**	**(2,502)**	**(2,502)**	(2,502)	(2,502)	(2,502)	(2,502)
Net income available to common stockholders	**$ 4,311**	**8,664**	**6,073**	**5,126**	4,463	4,513	4,526	13,002
BASIC PER SHARE DATA								
Net income available to common stockholders	**$ 0.28**	**0.55**	**0.39**	**0.33**	0.29	0.29	0.29	0.83
Weighted average shares outstanding	**15,673**	**15,692**	**15,702**	**15,719**	15,569	15,624	15,643	15,656
DILUTED PER SHARE DATA								
Net income available to common stockholders	**$ 0.27**	**0.53**	**0.38**	**0.32**	0.28	0.29	0.29	0.76
Weighted average shares outstanding	**16,029**	**19,208**	**16,045**	**16,084**	15,732	15,785	15,828	19,022

The above quarterly earnings per share calculations are based on the weighted average number of common shares outstanding during each quarter for basic earnings per share and the weighted average number of outstanding common shares and common share equivalents during each quarter for diluted earnings per share. The annual earnings per share calculations in the Consolidated Statements of Income are based on the weighted average number of common shares outstanding during each year for basic earnings per share and the weighted average number of outstanding common shares and common share equivalents during each year for diluted earnings per share.

The Series B Preferred Stock, which is convertible into common stock, was included in the computation of diluted earnings per share for the quarters ended June 30, 2001 and December 31, 2000 due to its dilutive effect in such quarters.

(10) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000. SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(In thousands)			
Financial Assets				
Cash and cash equivalents	**$ 1,767**	**1,767**	2,861	2,861
Investment in real estate investment trusts	**6,452**	**6,452**	8,068	8,068
Mortgage loans receivable	**5,515**	**5,517**	9,191	9,193
Financial Liabilities				
Mortgage notes payable	**205,014**	**210,514**	168,709	175,592
Notes payable to banks	**86,058**	**86,058**	102,000	102,000

Carrying amounts shown in the table are included in the balance sheet under the indicated captions.

The following methods and assumptions were used to estimate fair value of each class of financial instruments:

Cash and Cash Equivalents: The carrying amounts approximate fair value because of the short maturity of those instruments.

Investment in Real Estate Investment Trusts: The carrying amount is the fair value of this equity investment based on quoted market prices.

Mortgage Loans: The fair value of performing mortgage loans is either estimated using discounted cash flows at current interest rates for loans with similar terms and maturities or based on the estimated value of the underlying collateral adjusted for the borrower's payment history and financial strength. The Company has no nonperforming loans for the periods presented.

Mortgage Notes Payable: The fair value of the Company's mortgage notes payable is estimated based on the quoted market prices for similar issues or by discounting expected cash flows at the rates currently offered to the Company for debt of the same remaining maturities, as advised by the Company's bankers.

Notes Payable to Banks: The carrying amounts approximate fair value because of the variable rates of interest on the debt.

(11) SEGMENT REPORTING

The Company applies SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." This statement establishes standards for the reporting of information about operating segments in annual and interim financial statements. Operating segments are defined as components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance.

EastGroup has one reportable segment—industrial properties. These properties are concentrated in major sunbelt regions of the United States and have similar economic characteristics and also meet the other criteria that permit the industrial properties to be aggregated into one reportable segment. The Company's chief decision makers use two primary measures of operating results in making decisions, such as allocating resources: property net operating income (PNOI), defined as real estate operating revenues less real estate operating expenses (before interest expense and depreciation), and funds from operations (FFO), defined as net income (loss) (computed in accordance with generally accepted accounting principles (GAAP)), excluding gains or losses from sales of depreciable real estate property, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Effective January 1, 2000, NAREIT clarified the definition of FFO to include gains from sales of nondepreciable real estate (land). The Company uses FFO as a measure of the performance of its industry as an equity real estate investment trust. FFO is not considered as an alternative to net income (determined in accordance with GAAP) as an indication of the Company's financial performance or to cash flows from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including its ability to make distributions. The table below presents on a comparative basis for the three fiscal years reported PNOI, followed by reconciliations of PNOI to FFO and FFO to net income.

	2001	2000	1999
		(In thousands)	
PROPERTY REVENUES			
Industrial	**$ 99,070**	90,176	77,677
Other	**1,490**	3,730	5,643
	100,560	93,906	83,320
PROPERTY EXPENSES			
Industrial	**(25,183)**	(21,055)	(17,723)
Other	**(454)**	(1,304)	(2,218)
	(25,637)	(22,359)	(19,941)
PROPERTY NET OPERATING INCOME			
Industrial	**73,887**	69,121	59,954
Other	**1,036**	2,426	3,425
TOTAL PROPERTY NET OPERATING INCOME	**74,923**	71,547	63,379
Gain on securities	**2,967**	2,154	30
Gain on nondepreciable real estate investments	**-**	620	-
Other income	**1,768**	2,043	2,886
Interest expense	**(17,823)**	(18,570)	(17,688)
General and administrative expense	**(4,573)**	(5,607)	(4,519)
Minority interest in earnings	**(511)**	(535)	(674)
Dividends on Series A preferred shares	**(3,880)**	(3,880)	(3,880)
Limited partnership unit distributions	**-**	18	48
FUNDS FROM OPERATIONS	**52,871**	47,790	39,582
Depreciation and amortization	**(27,041)**	(23,449)	(20,239)
Share of joint venture depreciation and amortization	**161**	158	241
Gain on depreciable real estate investments	**4,311**	8,151	15,357
Limited partnership unit distributions	**-**	(18)	(48)
Dividends on Series B convertible preferred shares	**(6,128)**	(6,128)	(2,246)
Cumulative effect of change in accounting principle	**-**	-	(418)
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	**24,174**	26,504	32,229
Dividends on preferred shares	**10,008**	10,008	6,126
NET INCOME	**$ 34,182**	36,512	38,355

	2001	2000	1999
		(In thousands)	
ASSETS			
Industrial	**$727,264**	668,053	616,078
Other	**7,069**	-	6,919
	734,333	668,053	622,997
Less accumulated depreciation	**(92,060)**	(66,492)	(46,829)
	642,273	601,561	576,168
Real estate held for sale	**1,907**	26,602	18,051
Less accumulated depreciation	**(141)**	(3,628)	(4,750)
	1,766	22,974	13,301
Mortgage loans	**5,515**	9,191	8,706
Investment in real estate investment trusts	**6,452**	8,068	15,708
Cash	**1,767**	2,861	2,657
Other assets	**26,009**	21,550	15,611
TOTAL ASSETS	**$683,782**	666,205	632,151
REAL ESTATE INVESTMENT CAPITAL EXPENDITURES			
Acquisitions	**$ 13,804**	13,628	57,672
Developments	**30,735**	40,661	45,846

(12) ACCOUNTING CHANGE

Organization Costs

In April 1998, Statement of Position (SOP) No. 98-5, "Reporting on the Costs of Start-Up Activities," was issued. This SOP provides guidance on the financial reporting of start-up costs and organization costs, and requires that these costs be expensed as incurred effective for fiscal years beginning after December 15, 1998. Unamortized organization costs of $418,000 were written off in first quarter 1999 and accounted for as a cumulative effect of a change in accounting principle. The accounting change reduced basic and diluted earnings per share $.03 and $.02, respectively, in 1999.

(13) RELATED PARTY TRANSACTIONS

EastGroup and Parkway Properties, Inc. currently share the services and expenses of the Company's Chairman of the Board and his administrative assistant.

In July 1999, EastGroup acquired the remaining 25% ownership interests in Jetport Commerce Park and 56th Street Commerce Park in Tampa from our partner, an officer of the Company, Anthony J. Bruno, for $3,588,000 giving the Company 100% ownership of these two complexes.

Stockholders Information

CORPORATE HEADQUARTERS

300 One Jackson Place
188 East Capitol Street
Jackson, MS 39201
601-354-3555 (phone)
601-352-1441 (fax)
www.eastgroup.net

REGIONAL OFFICES

7003 Presidents Drive
Suite 800
Orlando, FL 32809
407-251-7075 (phone)
407-854-7167 (fax)

2200 East Camelback Road
Suite 210
Phoenix, AZ 85016
602-840-8600 (phone)
602-840-8602 (fax)

REGISTRAR AND TRANSFER AGENT

Stockholders with questions concerning stock certificates, account information, dividend payments or stock transfers should contact EastGroup's transfer agent:

EquiServe Trust Company, N.A.
Post Office Box 2500
Jersey City, NJ 07303-2500
800-446-2617 (U.S. and Canada)
201-324-0498 (Outside U.S. and Canada)
201-222-4955 (Hearing Impaired)
www.equiserve.com

DIVIDEND REINVESTMENT PLAN

EastGroup Properties' Dividend Reinvestment Plan is a simple and convenient way to buy shares of EastGroup Properties common stock shares by reinvesting dividends without a brokerage commission. If you hold common stock shares registered in your name, questions pertaining to the Plan should be directed to the Transfer Agent. If your common stock shares are not registered in your name but held in your brokerage account, contact your brokerage firm or other nominee for more information.

ANNUAL MEETING

The annual stockholders meeting of EastGroup Properties will be held at 9:00 a.m. (CDT) on Wednesday, May 29, 2002, at the EastGroup offices in Jackson, Mississippi.

AUDITORS

KPMG LLP
1100 One Jackson Place
188 East Capitol Street
Jackson, MS 39201

LEGAL COUNSEL

Jaeckle, Fleischmann & Mugel, LLP
Fleet Bank Building
Twelve Fountain Plaza
Buffalo, NY 14202

STOCK MARKET INFORMATION

EGP
LISTED
NYSE

New York Stock Exchange (NYSE)
Ticker Symbol: EGP

MEMBER

National Association of Real Estate Investment Trusts

A copy of the annual report filed with the Securities and Exchange Commission on Form 10-K is available without charge upon written request to the Company's Secretary, Post Office Box 22728, Jackson, MS 39225-2728.

OFFICERS David H. Hoster II President, Chief Executive Officer and Director N. Keith McKey, CPA Executive Vice President, Chief Financial Officer, Secretary and Treasurer Bruce Corkern, CPA Senior Vice President and Controller William D. Petsas Senior Vice President John F. Coleman Senior Vice President Jann W. Puckett Vice President Brent W. Wood Vice President Anthony A. Rufrano Vice President Bill Gray, CPA Vice President



DIRECTORS D. Pike Aloian New York, NY; Director since 1999; Managing Director of Rothschild Realty, Inc. Alexander G. Anagnos New York, NY; Director since 1994; Financial Advisor with W. R. Family Associates H. C. Bailey, Jr. Jackson, MS; Director since 1980; President and Chairman, H. C. Bailey Company (Real Estate Development and Investment) Hayden C. Eaves III Pasadena, CA; Director since 2002; Managing Director of Investment Development Services, Inc. in Los Angeles; Private Real Estate Investor Fredric H. Gould New York, NY; Director since 1998; General Partner, Gould Investors LP David H. Hoster II Jackson, MS; President and Director since 1993; Chief Executive Officer since 1997 David M. Osnos Washington, D. C.; Director since 1993; Attorney and Senior Partner in the law firm of Arent, Fox, Kintner, Plotkin & Kahn Leland R. Speed Jackson, MS; Director since 1978; Chief Executive Officer from 1983 to 1997, Chairman of the Board since 1983; Chairman of the Board, Parkway Properties, Inc.

EASTGROUP PROPERTIES
POST OFFICE BOX 22728
JACKSON, MS 39225-2728
WWW.EASTGROUP.NET